UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

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CONTAX PARTICIPAÇÕES S.A.

National Corporate Taxpayers Register (CNPJ/MF) No. 04.032.433/0001-80

State Enrollment (NIRE) No. 33.300.275410

Publicly-Traded Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JULY 1, 2011

Drafted in summary form, as provided in Article 130 et seq.

of Law No. 6404/76.

1.    Time, Date and Place:  Held at 10:00 am on July 1, 2011, at the headquarters of Contax Participações S.A. ("Company" or "Contax Participações"), located at Rua do Passeio Nos. 48 to 56, part, Rio de Janeiro, state of Rio de Janeiro.

2.    Call:  Call Notice published in the "Official Gazette of the State of Rio de Janeiro", Part V, in the editions of the days of: June 16, 2011, June 17, 2011 and June 20, 2011, pages 7, 23 and 14, and in the newspaper "Valor Econômico - National Edition" in the editions of June 16, 2011, June 17, 2011, June 18, 2011, June 19, 2011 and June 20, 2011, pages A10, C11 and C7.

3.  Agenda:(i)  Examine, discuss and decide on the Share Merger Protocol and Justification of Mobitel S.A. Shares (“Mobitel”) by the Company and the other documents in respect to such share merger, whereby Mobitel will become a wholly owned subsidiary of the Company; (ii)  Ratification of appointments and contracting of specialized companies responsible for preparation of (i) valuation report of the asset value of Mobitel's shares; and (ii) economic valuation report of the shares of the Company's and Mobitel's shares; (iii)  Approval of the respective valuation reports; (iv)  Resolution the merger of Mobitel's shares by the Company, with consequent increase of the Company's capital through issuance of new common and preferred shares; (v)Approval of the amendment to the Company's By-Laws due to the capital increase; and (vi)  Substitution of the members of the Board of Directors for completion of the mandate.

4.  Attendance: shareholders representing more than 82.20% of the capital entitled to vote, pursuant to the signatures contained in the Shareholders' Attendance Registration Book. Also present Marco Norci Schroeder (Director of Finance and Investor Relations) and Eder Carvalho Magalhães (representative of the Audit Committee).

5.  Presiding Members: Chairman: Mr. Marco Norci Schroeder, Secretary: Ms. Cristina Alves Corrêa Justo Reis.

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

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6.  Resolutions:  By shareholders representing more than 82.20% of the voting capital of the Company present at the Shareholders Meeting the following resolutions were decided:

6.1.            Approval with no dissenting vote and the abstention of shareholders CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado; Green HG Fund LLC e HSBC Global Investment Funds - Brazil Equity, representing 8.61% of the shares entitled to vote, after review and discussion, the Share Merger Protocol and Justification, which establishes the terms and conditions of the merger of Mobitel's shares, a corporation, headquartered in city of São Paulo, state of São Paulo, at Rua Desembargador Eliseu Guilherme, Nos. 282/292, Paraiso, CEP 04004-030, enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 67.313.221/0001-90, by Contax Participações ("Share Merger") whereby Mobitel shall become a wholly owned subsidiary of the Company ("Share Merger Protocol and Justification") and all its exhibits, which shall be an integral part of these minutes as Exhibit I. The Protocol and Justification of the Share Merger establishes all the terms and conditions of the Share Merger.

6.2.      Without a dissenting vote and the abstention of the shareholders CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado; Green HG Fund LLC and HSBC Global Investment Funds - Brazil Equity, representing 8.61% of the shares entitled to vote: (i) ratify the appointment of APSIS Consultoria e Avaliações Ltda., enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 08.681.365/0001-30, and Regional Accounting Council of Rio de Janeiro (CRC/RJ) under number 005112/0-9, with headquarters at Rua da Assembléia No. 35, 12th floor, Centro District, city of Rio de Janeiro, state of Rio de Janeiro, previously made by the management of the Company and Mobitel, to appraise the net book value of Mobitel, based on its audited financial statements reported on December 31, 2010, pursuant to the Share Merger Protocol and Justification and preparation of the respective valuation report ("Valuation Report of Mobitel’s Net Book Value"), and (ii) ratify the appointment of Banco BTG Pactual S.A., enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 30.306.294/0001-45, headquartered at Av. Brigadeiro Faria Lima No. 3.729, 9th floor, in the city of São Paulo, state of São Paulo, previously made by the management of the Company and Mobitel, for valuation of both companies by the methodology of future profitability based on retrospective analysis, projection of scenarios and cash flows discounted on December 31, 2010, under the Share Merger Protocol and Justification, and preparation of the Exchange Ratio Valuation Report (the "Exchange Ratio Valuation Report") on December 31, 2010, under the Share Merger Justification and Protocol.

6.3.      Approve with no dissenting vote and the abstention of shareholders CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado; Green HG Fund LLC and HSBC Global Investment Funds - Brazil Equity, representing 8.61% of the shares entitled to vote, after review and discussion of the Valuation Report of Mobitel’s Net Book Value, which shall be incorporated to these minutes as Exhibit II, with the net assets of Mobitel, for purposes of merger of shares issued by it into the Company's assets, valued on the base date of December 31, 2010 in the amount of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais  and sixty-eight cents (R$178,215,959.68), and approve, without reservation, after review and discussion, the Exchange Ratio Valuation Report, which shall be incorporated to these minutes as its Exhibit III.

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

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6.4.      Approve with no dissenting vote and the abstention of shareholders CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado; Green HG Fund LLC and HSBC Global Investment Funds - Brazil Equity, representing 8.61% of the shares entitled to vote, the Share Merger, in accordance with the Share Merger Protocol and Justification, with the consequent transformation of Mobitel into a wholly owned subsidiary of the Company and authorize the Company's managers to perform all acts necessary for the implementation and finalization of the Share Merger, pursuant to the Share Merger Protocol and Justification.

6.4.1.   According to the exchange ratio approved pursuant to the Exchange Ratio Valuation Report approved above, each Mobitel shareholder shall receive zero point zero three six two (0.0362) common shares multiplied by the percentage of common shares in which Contax Participações' capital is divided and zero point zero three six three (0.0363) preferred shares multiplied by the percentage of preferred shares in which Contax Participações' capital is divided, issued by the Company for each Mobitel common share held by it, resulting in the total issue by the Company of one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876,982) common shares and three million, thirty-eight thousand, four hundred ninety-nine (3,038,499) preferred shares, all book-entry and with no par value, to be distributed to shareholders of Mobitel, according to their respective holdings in the capital of Mobitel.

6.4.2.   In compliance with the provisions of Article 252, paragraph 1 of the Corporations Law, the shareholders of the Company that maintain uninterrupted ownership of the shares since January 25, 2011, inclusive, of the date of publication of the Material Fact which gave notice of the Share Merger to the market, up until the date of the effective exercise of the appraisal rights and dissent in the resolution on the Share Merger may exercise their appraisal to such shares, withdrawing from the Company, through reimbursement of the value of their shares, as provided in the Share Merger Protocol and Justification.

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

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6.5.      Approve without dissenting vote and with abstention of the shareholders CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado; Green HG Fund LLC and HSBC Global Investment Funds - Brazil Equity, representing 8.61% of the shares entitled to vote, the capital increase of the Company, resulting from the Share Merger in the amount of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais  and sixty-eight cents (R$178.215.959,68), with the amount of thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais  and fifty-six cents (R$34.455.840,56) allocated to the share capital, which shall henceforth go from two hundred and twenty-three million, eight hundred and seventy-three thousand, and one hundred and sixteen Reais  and ten cents (R$223,873,116.10) to two hundred and fifty-eight million, three hundred and twenty-eight thousand, nine hundred and fifty-six Reais  and sixty-six cents (R$258,328,956.66), pursuant to the Valuation Report of Mobitel's Net Book Value contained in Exhibit II to these minutes, with the balance in the amount of one hundred and forty-three million, seven hundred and sixty thousand and one hundred and nineteen Reais  and twelve cents (R$143,760,119.12) to the capital reserve. The capital increase shall result in the issuance of one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876.982) new common shares and three million, thirty-eight thousand, four hundred and ninety-nine (3,038,499) preferred shares, all book-entry and with no par value to be fully assigned to Mobitel's shareholders, pursuant to their respective holdings in Mobitel's capital.

            6.5.1. Due to the capital increase described in the above item, the Company's capital shall then be represented by sixty-four million, six hundred and eighty-six thousand and eighty-one shares (64,686,081) , with twenty-four million, nine hundred and sixty-six thousand, five hundred and eighty-two (24,966,582) common shares and thirty-nine million, seven hundred and nineteen thousand, four hundred and ninety-nine (39,719,499) preferred shares, all book-entry and with no par value, and the main provision of Article 5 of the By-laws of the Company shall henceforth read as follows:

            "Article 5 - The capital is two hundred and fifty-eight million, three hundred and twenty-eight thousand, nine hundred and fifty-six Reais  and sixty-six cents (R$258,328,956.66), divided into 64,686,081 shares, being 24,966,582 common shares and 39,719,499 preferred shares, all book-entry, registered and with no par value."

            6.5.2. The shares to be issued by the Company by reason of the Share Merger shall be entitled to all rights that are then ensured to the Company's existing shares, including profit sharing still not declared and paid by the Company to its shareholders.

6.6       Without a dissenting vote and with the abstention of the shareholder HSBC Global Investment Funds-Brazil Equity, representing 1.31% of the shares entitled to vote, appoints to join the Board of Directors of the Company, to complete the mandate until the Annual Shareholders Meeting to be held in 2012: (i)  as full member, Mr. RICARDO ANTÔNIO MELLO CASTANHEIRA, Brazilian citizen, married, civil engineer, bearer of identity card No. MG-1.190.558, issued by SSP-MG and enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 130.218.186-68, resident in the city of Belo Horizonte, state of Minas Gerais, at Avenida do Contorno, No. 8123, Cidade Jardim, Postal Code (CEP): 30110-937, replacing Mr. Paulo Roberto Reckziegel Guedes, who requested removal, and (ii) Mr. CARLOS FERNANDO HORTA BRETAS, Brazilian citizen, married, civil engineer, bearer of identity card No. 40.277/D issued by Engineering and Architecture Council of Minas Gerais (CREA MG) and enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 463.006.866-04, resident in the city of Belo Horizonte, state of Minas Gerais, at Avenida do Contorno No. 8123, Cidade Jardim, Postal Code (CEP): 30110-937, in the office of alternate member of director Renato Torres de Faria. The newly-elected directors declared that they are involved in any crimes that may deprive them of office and provided the declaration under paragraph 4 of article 147 of Law No. 6404/76.

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

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7. Adjournment : As there is nothing future, the preparation of these minutes was authorized in summary form, which after having been read and approved, were signed by the shareholders present, who authorized publication thereof without the respective signature, in accordance with article 130, paragraph 2, of Law No. 6404/76. Marco Norci Schroeder (Chairman); Eder Carvalho Magalhães (Audit Committee Representative); Shareholders Present: CTX Participações S.A (by poa Ana Carolina dos Remédios Monteiro da Motta); Eton Park Fund, L.P; EP Tisdale LLC; Capital World Growth and Income Fund Inc; Ford Motor Company Defined Benefit Master Trust; Skopos Cardeal Fundo de Investimento em Ações; Skopos Master Fundo de Investimento em Ações; HSBC Global Investment Funds -Brazil Equity; Green Hg Fund LLC; CSHG Verde Equity Master Fundo de Investimentos em Ações; CSHG Verde Master Fundo de Investimentos Multimercado (by poa Leonardo Zucolotto Galdioli). I certify that this is a true copy of the respective Minutes book of the Company.

Rio de Janeiro, July 1, 2011

SECRETARY

Cristina Alves Corrêa Justo Reis

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

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CONTAX PARTICIPAÇÕES S.A.

National Corporate Taxpayers Register (CNPJ/MF) No. 04.032.433/0001-80

State Enrollment (NIRE) No. 33.300.275410

Publicly-Traded Company

MINUTES OF THE SPECIAL SHAREHOLDERS MEETING

HELD ON JULY 1, 2011

Exhibit I

Protocol and Justification of Share Merger

Exhibit II

Value Report of Mobitel's Net Book Value

Exhibit III

Exchange Ratio Valuation Report

Special Shareholders Meeting of Contax Participacoes SA of July 1, 2011

Draft for Discussion
June 3, 2011

INSTRUMENT OF JUSTIFICATION AND PROTOCOL OF MERGER OF SHARES

By this private instrument, the managers of the companies mentioned below enter into this Instrument of Justification and Protocol of Merger of Shares (“Instrument”) according to articles 224, 225, and 252 of Law No. 6404 of December 15, 1976, as amended (“Law No. 6404/76”) and Brazilian Securities Commission (“CVM”) Ruling 319 of December 3, 1999, as amended (“ICVM 319”).

(a) MOBITEL S.A. a corporation, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Desembargador Eliseu Guilherme, Nos. 282/292, Paraíso District, Postal Code 04004-030, enrolled with the National Corporate Taxpayers Register under CNPJ No. 67.313.221/0001-90, hereinafter referred to as

“Mobitel”, “Dedic” or “Merging Company”; and

(b) CONTAX PARTICIPAÇÕES S.A., a publicly-held corporation, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 56, 16th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 04.032.433/0001-80, hereinafter referred to simply as “Contax Participações” or “Surviving Company”;

Mobitel and Contax Participações, represented by their managers, are hereinafter referred to individually as “Party” and jointly as “Parties”;

WHEREAS, the Parties wish that all the shares issued by Mobitel be merged into

Contax Participações (“Merger of Shares”);

WHEREAS, pursuant to the recommendation from the Securities Commission expressed in Guideline No. 35 of September 1, 2008 (“CVM Guideline 35”), a special shareholders’ meeting of Contax Participações was held on March 30, 2011 in order to pass resolutions on its By-laws for the purpose of approving the creation of a special and independent committee according to CVM Guideline 35 (“Special Committee”);

WHEREAS, on April 26, 2011, there was a Meeting of the Board of Directors of Contax Participações to pass resolutions on the election of members of the Special Committee, all managers of Contax Participações or not, with vast experience and technical capacity in accordance with the same parameters set forth in the BM&FBOVESPA New Market Regulations for the qualification of a new member of the Board of Directors of a publicly-held corporation as an “independent member”;

WHEREAS, on June 8, 2011, the Special Committee of Contax Participações submitted to the managers of Contax Participações and of Mobitel its thoughts on the conditions of the proposal for the Merger of Shares, including the replacement of shares issued by Mobitel with shares issued by Contax Participações;

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Draft for Discussion
June 3, 2011

NOW, THEREFORE, the Parties resolve to enter into this Instrument of Justification and Protocol of Merger of Shares (“Instrument”), which shall be submitted for approval and ratification of the shareholders of Contax Participações and of Mobitel gathered in a shareholders’ meeting, pursuant to the following terms and conditions.

1. INTRODUCTION

1.1. Subject Matter. The subject matter of this Instrument is to consolidate the justifications, terms, and conditions of the transaction of merger of shares to be proposed to shareholders’ meetings of the Parties, whereby all the shares issued by Mobitel shall be merged into Contax Participações (“Merger of Shares”) and Mobitel shall become a wholly-owned subsidiary of Contax Participações. The purpose of the Merger of Shares covered by this Instrument is to integrate all the activities and shareholding structures of Contax Participações and of Mobitel (“Corporate Restructuring”), in accordance with the Notice of Material Event of Contax

Participações disclosed on January 25, 2011 (“Notice of Material Event”).

     1.1.1. The Corporate Restructuring is limited to the Merger of Shares with the issuance by Contax Participações of common and preferred shares according to the replacement ratio mentioned in item 4.3 of this Instrument, to be attributed to the shareholder that, on the date of the corresponding release, holds shares issued by Mobitel.

1.2. Corporate Structure Before Corporate Restructuring. Currently, the corporate restructuring of the Parties is the following:

Mobitel

Shareholder	No. of Shares	% of the Total and
		Voting Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%
Fábio Carlos Pereira	19,359,874	12.5%
Total	154,878,993	100%

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Draft for Discussion
June 3, 2011

Contax Participações

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of Total Capital
CTX Participações S.A.	15,992,959	69.26%	3,880,666	10.58%	19,873,625	33.25%
Credit Suisse Hedging Griffo CV S.A.	1,684,000	7.29%	8,803,600	24.00%	10,487,600	17.55%
Skopos Administradora de Recursos Ltda.	679,400	2.94%	6,869,600	18.73%	7,549,000	12.63%
HSBC Bank Brasil S.A.	303,200	1.31%	4,467,000	12.18%	4,770,200	7.98%
Eton Park Capital Management, L.P.	1,314,200	5.69%	-	-	1,314,200	2.20%
Others	3,115,841	13.49%	12,660,134	34.51%	15,775,975	26.39%
TOTAL	23,089,600	100.00%	36,681,000	100.00%	59,770,600	100.00%

1.3. Corporate Structure After Corporate Restructuring. After the events described in Section 1.1 above, the corporate structure of the Parties shall be the following, taking into account Fábio’s exercise of withdrawal right pursuant to item 2.6 below and the consequent cancellation of his Mobitel shares:

Mobitel

Shareholder	No. of Shares	% of the Total and
		Voting Capital
Contax Participações	135.519.119	100%
TOTAL	135.519.119	100%

Contax Participações

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of the Total Capital
CTX Participações S.A.	15.992.959	64,06%	3.880.666	9,77%	19.873.625	30,72%
Credit Suisse Hedging Griffo CV S.A.	1.684.000	6,75%	8.803.600	22,16%	10.487.600	16,21%

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Draft for Discussion

June 3, 2011

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of the Total Capital
Skopos Administradora de Recursos Ltda.	679.400	2,72%	6.869.600	17,30%	7.549.000	11,67%
Portugal Telecom Brasil S.A.	1.876.982	7,52%	3.038.499	7,65%	4.915.481	7,60%
HSBC Bank Brasil S.A.	303.200	1,21%	4.467.000	11,25%	4.770.200	7,37%
Eton Park Capital Management, L.P.	1.314.200	5,26%	-	-	1.314.200	2,03%
Others	3.115.841	12,48%	12.660.134	31,87%	15.775.975	24,39%
TOTAL	24.966.582	100,00%	39.719.499	100,00%	64.686.081	100,00%

2. JUSTIFICATION FOR CORPORATE RESTRUCTURING

2.1. Justifications for Corporate Restructuring. Bearing in mind that Mobitel and Contax Participações are companies whose business purpose includes activities of the same line of business, that is, contact center, with their activities being complementary, especially regarding their customer base and offered services, the Corporate Restructuring is justified by potential efficiency gains.

2.2. The Corporate Restructuring will combine the experiences of two players, thereby enabling the improvement of contact center activities and the offer of better services to their users. It will also strengthen the performance of both companies on their main markets and will integrate the complementary activities of each company.

2.3. The Corporate Restructuring will also reduce costs and bring administrative, economic, and financial benefits with the reduction of combined operating expenses inasmuch as both Contax Participações and Mobitel will begin to belong to the same economic group.

2.4. Finally, the Corporate Restructuring will enable the creation of worth through the exchange of administrative best practices, thereby resulting in significant improvements in productivity and profitability for Mobitel and for Contax Participações.

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Draft for Discussion
June 3, 2011

3. SPECIALIZED COMPANIES

3.1 Specialized Companies. For the preparation of valuations of the Parties for

Corporate Restructuring purposes, the following specialized companies (“Specialized Companies”) have been chosen ad referendum by shareholders’ meetings of the Parties, and such companies hereby represent that there are no current or potential conflicts of or common interests with direct or indirect controlling shareholders of Contax Participações and with direct or indirect controlling shareholders of Mobitel, or with minority shareholders of Contax Participações, or with shareholder(s) of the other companies of their respective groups concerning the Merger of Shares and the Corporate Restructuring as a whole:

(i)

APSIS Consultoria e Avaliações Ltda., enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 08.681.365/0001-30, and with the Regional Accounting Council of the State of Rio de Janeiro under CRC/RJ No. 005112/0-9, with its principal place of business at Rua da Assembléia No. 35, 12th floor, Downtown, in the City of Rio de Janeiro, State of Rio de Janeiro, to conduct the valuation of the book net worth of Mobitel based on the audited financial statements drawn up on December 31, 2010; and

(ii)

Banco BTG Pactual S.A., to conduct the valuation of both Mobitel and Contax Participações through future profitability methodology based on retrospective analysis, scenario projection, and discounted cash flow on

December 31, 2010 (“Base Date”), in accordance with the criteria and premises listed in Exhibit II to this Instrument.

4. MERGER OF SHARES OF MOBITEL INTO CONTAX PARTICIPAÇÕES, VALUATIONS, AND REPLACEMENT RATIO

4.1. Merger of Shares. By means of the Merger of Shares of Mobitel Shares, Mobitel shall become a wholly-owned subsidiary of Contax Participações, pursuant to and for the purposes of article 252 of Law No. 6404/76.

4.2. Valuations. For the purposes of the Merger of Mobitel Shares, the Specialized Companies, as the case may be, conducted the following valuations:

     4.2.1. Book Net Worth Valuation. For the purposes of accounting registration of the Mobitel shares to be transferred to Contax Participações and the consequent increase in the capital stock of Contax Participações, the book net worth of Mobitel was valuated based on its financial statements drawn up on December 31, 2010, in the amount of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais and sixty-eight cents (R$178,215,959.68), or one Real, fifteen cents and fraction thereof (R$1.1507) per share, in accordance with the accounting report contained in Exhibit I hereto, prepared by APSIS Consultoria e Avaliações Ltda.

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Draft for Discussion
June 3, 2011

     4.2.2. Economic Valuation. For the purposes of supporting the definition of the ratio of replacement of shares issued by Mobitel with shares issued by Contax Participações, both Mobitel and Contax Participações were valuated in accordance with the fairness opinion independently prepared by Banco BTG Pactual S.A. using future profitability methodology based on retrospective analysis, projected scenario and discounted cash flows on December 31, 2010, in accordance with the criteria and premises listed in Exhibit II to this Instrument.

4.3. Share Replacement Ratio Proposed for the Merger of Mobitel Shares: The replacement ratio was negotiated and determined independently by the Parties’ managers based on: (i) the fairness opinion on the economic value of the companies obtained by the Parties from Banco BTG Pactual S.A.; and (ii) the economic value of Mobitel and of Contax Participações pursuant to the valuation reports contained in Exhibit II to this Instrument after the managers of Mobitel and of Contax Participações examined and discussed the recommendations and conclusions of the Special Committee of Contax Participações, as shown in the tables below:

Replacement Ratio Based on the Reports contained in Exhibit II

Company	Economic Value	Replacement Ratio
Mobitel	R$187 million to 213 million	1
		0.0343 to 0.0417 Registered
		Common Shares
Contax Participações	R$2,233 million to 2,390 million
		0.0343 to 0.0418 Registered
		Preferred Shares

     4.3.1. Each shareholder of Mobitel shall receive, per each common share of Mobitel owned by it, zero point zero three hundred and sixty-two (0.0362) common shares issued by Contax Participações, multiplied by the percentage of common shares in which the capital stock of Contax Participações is divided, and, per each common share of Mobitel owned by it, zero point zero three hundred and sixty-three (0.0363) preferred shares issued by Contax Participações, multiplied by the percentage of preferred shares in which the capital stock of Contax Participações divided, resulting in the total issuance by Contax Participações of one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876,982) common shares and three million and thirty-eight thousand, four hundred and ninety-nine (3,038,499) preferred shares, all book-entry shares with no par value.

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Draft for Discussion
June 3, 2011

     4.3.2. Allocation of the Value of Mobitel Shares and Increase in the Capital Stock of Contax Participações. In the event of Merger of Mobitel Shares to be approved pursuant to this Instrument, the book value of Mobitel shares of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais and sixty-eight cents (R$178,215,959.68) pursuant to the valuation mentioned in item 4.2.1, thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais and fifty-six cents (R$34,455,840.56) shall be allocated to the capital stock of Contax Participações and one hundred and forty-three million, seven hundred and sixty thousand, one hundred nineteen Reais and twelve cents (R$143,760,119.12) shall be allocated to the capital reserve of Contax Participações. Therefore, the capital stock of Contax Participações shall be increased by thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais and fifty-six cents (R$34,455,840.56), thereby increasing from two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen Reais and ten cents (R$223,873,116.10) to two hundred and fifty-eight million, three hundred and twenty-eight thousand, nine hundred and fifty-six Reais and sixty-six cents (R$258,328,956.66), in accordance with the accounting report contained in Exhibit II to this Instrument.

     4.3.3. Shares Issued in the Merger of Shares. In the event the Merger of Shares is approved, one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876,982) new common shares and three million and thirty-eight thousand, four hundred and ninety-nine (3,038,499) new preferred shares, all registered and with no book value, shall be issued to be fully attributed to the shareholders of Mobitel in accordance with their corresponding equity interest in the capital stock of Mobitel.

     4.3.4. In view of the increase in the capital stock as described in Sections 4.3.2 and 4.3.3. above, the capital stock of Contax Participações shall begin to be represented by sixty-four million, six hundred and eighty-six thousand and eighty-one (64,686,081) shares, with twenty-four million, nine hundred and sixty-six thousand, five hundred and eighty-two (24,966,582) common shares and thirty-nine million, seven hundred and nineteen thousand, four hundred and ninety-nine (39,719,499) preferred shares, all registered and with no par value.

     4.3.5. The shares to be issued by Contax Participações in view of the Merger of Mobitel Shares shall be entitled to all rights theretofore ensured to already existing shares of Contax Participações, including sharing profits declared by Contax Participações to its shareholder from the date of approval of the Merger of Shares.

7

Draft for Discussion
June 3, 2011

4.4. Withdrawal Right of Contax Participações’ Shareholders. In compliance with the provisions of articles 252, paragraph 1 and article 137, II of Law No. 6404/76, as amended, the dissenting shareholders of Contax Participações who exercise their withdrawal right due to the approval of the Merger of Shares of Mobitel shall be entitled to the reimbursement of the equity value of their shares, calculated based upon the Financial Statements of Contax Participações drawn up on December 31st, 2010 and disclosed on March 2nd, 2011. Therefore, the reimbursement amount to be paid to the dissenting shareholders of Contax Participações shall be seven Reais and fraction (R$7.0097) per share, without prejudice to the mentioned shareholder requesting the drawing up of a special balance sheet for the purposes of calculating the reimbursement amount, as provided for in article 45, paragraph 2 of Law No. 6404/76.

     4.4.1. Term for Exercise of the Withdrawal Right of the Shareholders of Contax Participações. The withdrawal right can be exercised by the dissenting shareholder of Contax Participações within no longer than thirty (30) days as of the date of release of the minutes of the shareholders meeting which resolves on the Merger of Shares of Mobitel, as provided for in article 137, IV of Law No. 6404/76, provided that the effective payment of the reimbursement amount shall remain conditioned to the performance of all acts provided for in this Section 4.

     4.4.1.1. The dissenting shareholder of Contax Participações may exercise its reimbursement right only in relation to the shares demonstrably owned by such shareholder, continuously maintained by the shareholder from January 25th, 2011, date in which the Corporate Restructuring was released to the market, by means of a Notice of Material Event, and the date of the effective exercise of the withdrawal right.

     4.4.2. In case it is understood that the exercise of the withdrawal right by the dissenting shareholders will endanger the financial stability of Contax Participações, the management of Contax Participações may call a new shareholders' meeting to resolve on the ratification or reconsideration of the Merger of Shares, pursuant to art. 137, paragraph 3, of Law No. 6404/76.

4.5. Withdrawal Right of Mobitel Shareholder. In compliance with the provisions of articles 252, paragraph 1, 264 and article 137, II of Law No. 6404/76, as well as pursuant to the terms and conditions of the Agreement for Exercise of Withdrawal Right and other Covenants, executed on January 31st, 2011, by and between Mobitel, GPTI Tecnologia da Informação S.A., Fábio Carlos Pereira (“Fábio”), and Portugal Telecom Brasil S.A., with the intervention of GET – Gestão Empresarial e Tecnológica Ltda. (“Agreement for Exercise of Withdrawal Right”), in case the Merger of Shares of Mobitel is approved pursuant to this Instrument, the shareholder Fábio, holder of nineteen million, three hundred fifty nine thousand, eight hundred seventy four (19,359,874) common, registered shares with no par value, representing twelve point five percent (12.5%) of the total voting capital stock of Mobitel (“Fábio Shares”), undertook to exercise its withdrawal right from Mobitel and, due to the mentioned Agreement for Exercise of Withdrawal Right, shall be entitled to the reimbursement of the amount of its Fabio Shares comprising twenty three million Reais (R$23,000,000.00)1.

1 Amount subject to adjustment according to the terms of the Agreement for Exercise of Withdrawal Right.

8

Draft for Discussion
June 3, 2011

4.5.1 Term for Exercising the Withdrawal Right of the Dissenting Shareholder of Mobitel. The withdrawal right may be exercised by the dissenting shareholder of Mobitel within no longer than thirty (30) days as of the date of release of the minutes of shareholders meeting which resolves on the Merger of Shares of Mobitel, subject-matter of this Section 4, as provided for in article 137, IV of Law No. 6404/76, as amended, provided that the effective payment of the reimbursement amount shall remain conditioned to the performance of all acts provided for in this Section 4, as well as the compliance with the terms and conditions of the Agreement for Exercise of Withdrawal Right.

     4.5.1.1 The dissenting shareholder of Mobitel may exercise its reimbursement right in relation to the shares held by him/her on the date of the first release of the call notice for the shareholders meeting which resolved on the Merger of Shares of Mobitel, subject-matter of this Section 4, the call being dispended with pursuant to article 124, paragraph 4 of Law No. 6404, as amended, in relation to the shares he/she holds on the date of the mentioned shareholders meeting.

4.6. Amendment to the Contax Participações’ By-laws. The by-laws of Contax Participações shall be amended in order to reproduce the capital increase described in Section 4.3 above

4.7. Implementation. The managements of Mobitel and Contax Participações undertake to perform all acts, registrations and annotations necessary to the implementation of the Merger of Shares of Mobitel, after the approval by the shareholders' meetings of Mobitel and Contax Participações.

5. STATEMENT OF THE SPECIAL COMMITTEE OF CONTAX PARTICIPAÇÕES

5.1. Notwithstanding the Merger of Shares not involving controlling and controlled companies, in compliance with the market good practices, the managers of the Parties complied with CVM Guideline 35, reason why the Independent Special Committee of Contax Participações was formed. The Independent Special Committee of Contax Participações, pursuant to CVM Guideline 35, after reviewing and discussing, independently, the conditions of Merger of Shares, based upon reports and studies of the financial and legal consultants retained by Contax Participações, the proposals of the management related to the conditions of the Corporate Restructuring, as well as the other documents presented by the management of Contax Participações, and the valuation prepared by Barclays Capital, independent financial advisor retained exclusively for assisting the analysis of the Committee, presented its considerations to the managements of Contax Participações and Mobitel, concluding that the replacement ratio proposed for the Merger of Shares described in Section 4.3 above is appropriate and, from the Contax Participações’ point of view, equitable for the Merger of Shares.

9

Draft for Discussion
June 3, 2011

6. GENERAL PROVISIONS

6.1. Adjustments of equity interests as a result of the exercise of the withdrawal right. All adjustments in the amount of capital stocks and number of shares issued by the Parties deemed necessary shall be carried out, due to the exercise of any withdrawal right by the dissenting shareholders of the shareholders meeting of Contax Participações and the shareholders meeting of Mobitel which resolve on the Merger of Shares of Mobitel, subject-matter hereof.

6.2. Equity changes occurred in Dedic and Contax Participações as of December 31st, 2010, Base Date of the Merger of Shares, to the date of approval of the Merger of Shares shall be directly allocated to each one of the companies.

6.3. Lack of Succession. By virtue of the consummation of the Merger of Shares, Contax Participações shall not absorb assets, rights or liabilities of Mobitel, so that Mobitel will maintain its legal personality intact, no succession being carried out.

6.4. Compliance with Applicable Laws and Regulations. While implementing the Corporate Restructuring, the managers of the Parties shall observe the legal and regulatory provisions applicable, including, without limitation, CVM Guidelines Nos. 319/99, 320/99 and 349/01.

6.5. Annotations and Registrations The management of Contax Participações, with the cooperation of Mobitel's management, shall be accountable for performing all acts necessary to the implementation of the Merger of Shares mentioned hereunder, as well as all communications, registrations and annotations of data and everything else necessary to the consummation of the transaction.

6.6. Jurisdiction. The Parties and their respective managements elect the central courts of the City of Rio de Janeiro, State of Rio de Janeiro, as the courts of jurisdiction to solve any controversies resulting from this Instrument.

The Parties execute this instrument in three (3) identical counterparts, in the presence of two (2) witnesses identified below. Rio de Janeiro, June 14th, 2011.

10

Draft for Discussion
June 3, 2011

MOBITEL S.A.
By:	By:
Title:	Title:

CONTAX PARTICIPAÇÕES S.A.
By:	By:
Title:	Title:

Witnesses:
Name:	Name:
ID CARD (RG):	ID CARD (RG):

11

Valuation   Report

RJ-0310/11-01

MOBITEL   S.A.

REPORT:	RJ-0310/10-01
BASE DATE:	December 31, 2010

REQUESTING PARTY:

CONTAX   PARTICIPAÇÕES  SA,   a   publicly-held traded   company,   with   headquarters at   Rua   do   Passeio,   No.   48-56,   part,   in   the   City and   State   of   Rio   de  Janeiro,   Brazil, enrolled   with   the   National   Corporate   Taxpayers   Register   of   the Ministry   of   Finance   (CNPJ/MF)

under   No.   04.032.433/0001-80,   hereinafter   referred   to   as CONTAX.

SUBJECT MATTER:	MOBITEL SA, a joint-stock corporation, with headquarters at Rua Desembargador Eliseu Guilherme, No. 282-292, District of Paraíso, City and State of São Paulo, Brazil, enrolled with the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 67.313.221/0001-90, hereinafter referred to as MOBITEL.

PURPOSE:	Determining the book value of MOBITEL shares for merger of shares by CONTAX, pursuant to art. 252 of Law No. 6,404 of December 15,1976 (Corporate Law).

1

CONTENTS

1.INTRODUCTION	3
2.PRINCIPLES AND QUALIFICATIONS	4
3.LIMITATIONS OF LIABILITY	5
4.VALUATION METHODOLOGY	6
5.VALUATION OF SHAREHOLDERS' VALUE	7
6.CONCLUSION	8
7.LIST OF EXHIBITS	9

2

1. INTRODUCTION

APSIS  Consultoria   e   Avaliações Ltda.,   hereinafter   referred   to   as   APSIS,   with headquarters  at   Rua   da   Assembleia, No.   35,   12th   floor,   Downtown,  in   the   City and   State   of   Rio   de   Janeiro,   Brazil,   enrolled   with   the   CNPJ   under   No.

08.681.365/0001-30,   with   the   Regional   Accounting   Council   CRC/RJ-005112/O-9, was   appointed   to   determine of   the   book   value   of   MOBITEL   shares   for   merger   of shares   by   CONTAX, pursuant   to   art.   252   of   Law   No.   6,404   of   December   15,   1976 (Corporate   Law).

In  preparation   of this report,   information   and   data   provided   by   third   parties   was used   in   the   form   of   documents  and   oral   interviews  with   the   client.   The estimates   used   in   this   process   are   based   on   documents   and   information, which include   the   following:

▪       MOBITEL’s audited   Balance   Sheet   as  of December 31,   2010.  (Exhibit  01)

APSIS  recently   conducted   valuations   for   various   purposes   in   the   following publicly-held   companies:

▪       AMÉRICA  LATINA LOGÍSTICA DO BRASIL S/A

▪       BANCO PACTUAL S/A

▪       CIMENTO MAUÁ S/A

▪       ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

▪       GEODEX  COMMUNICATIONS DO BRASIL S/A

▪       GERDAU S/A

▪       HOTÉIS OTHON S/A

▪       IBEST  S/A

▪       L.R. CIA.BRAS.PRODS.HIGIENE  E TOUCADOR S/A

▪       LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪       LOJAS AMERICANAS S/A

▪       REPSOL YPF BRASIL S/A

▪ TAM TRANSPORTES AÉREOS MERIDIONAL S/A ▪ WAL PETROLEO S/A APSIS team responsible for this work consists of the following professionals:

▪    AMILCAR DE CASTRO Director

Bachelor of Law

▪    ANA   CRISTINA   FRANÇA   DE SOUZA Managing   partner

Civil Engineer (CREA/RJ 91.1.03043-4)

Graduate   degree   in   Accounting

▪    ANTÔNIO   LUIZ FEIJÓ NICOLAU Project  Manager

▪    ANTÔNIO   REIS SILVA   FILHO Director

Civil Engineer (CREA/SP  107.169)

Master's   degree   in   Business   Administration

▪    BETINA   DENGLER Project  Manager

▪    CARLOS   MAGNO   SANCHES Project  Manager

▪    CLAUDIO   MARÇAL   DE FREITAS Accountant   (CRC/RJ 55029/O-1)

▪    FELLIPE F.   ROSMAN Project  Manager

▪    GABRIEL ROCHA   VENTURIM Project  Manager

▪    LUIZ PAULO CESAR SILVEIRA Director

Mechanical   Engineer (CREA/RJ 89.1.00165-1)

Master's   degree   in   Business   Administration

▪    MARGARETH   GUIZAN   DA   SILVA   OLIVEIRA Director

Civil Engineer (CREA/RJ 91.1.03035-3)

▪    RICARDO DUARTE CARNEIRO   MONTEIRO Managing   Partner

Civil Engineer (CREA/RJ 30137-D)

Graduate   degree   in   Economic   Engineering

▪    RENATA   POZZATO CARNEIRO   MONTEIRO Project  Manager

▪    SERGIO FREITAS DE SOUZA Director

Economist   (CORECON/RJ 23521-0)

3

2. PRINCIPLES AND QUALIFICATIONS

The report that is the subject matter of the work listed, calculated and particularized, strictly follows the fundamental principles described below:

▪         The   consultants   have   no   interest,   direct   or   indirect,   in   the   companies involved   or   in   the   operation, and   there   is   no   other   relevant   circumstance that  may   characterize   a   conflict   of   interests.

▪         To   the   best   of   the   consultants’   knowledge   and   credit,   the   analyses, opinions   and   conclusions   expressed   in   this   report   are   based   on   true   and accurate   data,   investigations,   research   and   surveys.

▪         The   report   presents   all   the   restrictive   conditions   imposed   by   the   adopted methodologies, which   affect   the   analysis,   opinions   and   conclusions contained   in   it.

▪         APSIS’s   professional   fees   are   not   in   any   way,   subject   to   the   findings  of   this report.

▪         APSIS   assumes   full   responsibility   for   Engineering   Appraisal   ,   including implicit   matters,   to   perform   its   honorable   duties,   as   primarily   established in   laws,   codes   or   own   regulations.

▪         Any   information   received   from   third   parties   is   assumed   to   be   correct,   and the  sources   thereof   are   contained   in   this   report.

▪         The   report   was   prepared   by   APSIS   and   no   one,   except   their   own consultants,   prepared   the   analysis   and respective   conclusions.

▪         For   projection   purposes,   we   assumed   the   inexistence   of   liens   or encumbrances   of   any   kind,   whether   judicial   or   extra   judicial,   affecting the companies   in   question,   other   than   those   listed   in   this   report.

▪         This   report   meets   the   specifications   and   criteria   established   by   USPAP (Uniform   Standards   of   Professional Appraisal   Practice),   in   addition   to   the requirements   imposed   by   different   bodies,   such   as:   Ministry   of   Finance, Central   Bank,   Banco   do   Brasil,   CVM   -  Brazilian   Securities   Commission, SUSEP   -   Superintendence of   Private   Insurance,   RIR   -   Regulation   of   Income Tax  etc.

▪         The   controller   and   the   managers   of   the   companies   involved did  not   direct, limit,   hinder   or   performed any   acts   that   have   or   might   have   compromised access   to,   use   or   knowledge   of   information,   assets,   documents   or   work methodologies relevant   to   the   quality   of   the   respective   conclusions contained   in   this   work.

4

3.   LIMITATIONS OF  LIABILITY

▪        For   this   report, APSIS   used   information   and   historical   data   audited   by   third parties   or unaudited,   and   unaudited   projected   data,   provided   for   in   writing or   orally   by   company   management   or   obtained   from   the   sources mentioned.   Therefore, APSIS   assumed   the   data   and   information obtained for   this   report   as   true   and   is  not   liable   with   respect   to  its   accuracy.

▪        The   scope   of   this   work   does   not   include   an   audit   of   the   financial statements   or   a   review   of   the   work   performed   by auditors.

▪        Our   work   is   designed   for   use   by   the   requesting   company,   its   partners   and other   companies involved   in   the   project, aiming   towards   the   previously described   goal.

▪        We   are   not   liable   for   occasional   losses   to   the   requesting   party   and   its subsidiaries,   partners, officers, creditors or   other   parties  as   a   result   of   the

use  of   data   and   information   provided   by   the   company   and   in   this   report.

5

4. VALUATION  METHODOLOGY

Examination   of   the   supporting   documentation   previously mentioned,   in   order   to check   for   good   bookkeeping in   compliance with   regulatory,   normative   and statutory   provisions   governing  the   matter,   pursuant   “Generally Accepted Accounting   Principles   and   Conventions”

MOBITEL’s   accounting   books   and   all   other   documents necessary   to   prepare   this report   were   examined  based   on   MOBITEL’s   audited   balance   sheet   as   of December   31,   2010.

Experts   have   established that  MOBITEL’s assets   and   liabilities  are   properly accounted   for.

6

5. VALUATION OF SHAREHOLDERS EQUITY

MOBITEL’s accounting books were examined along with all other documents	MOBITEL S.A	FINANCIAL STATEMENTS
necessary to prepare this report.	BALANCE SHEET (IN REAIS)	BALANCES AS OF DECEMBER 31, 2010
Experts have established that the MOBITEL’s shareholders’ equity is one	CURRENT ASSETS	105,793,489.69
hundred seventy-eight million, two hundred fifteen thousand, nine hundred and	NON-CURRENT ASSENTS	328,866,705.10
fifty-nine Reais and sixty-eight cents (R$178,215,959.68), as of December 31,	LONG TERM RECEIVABLES	54,274,850.81
2010. Considering that the total number of MOBITEL shares is one hundred fifty-	PERMANENT ASSETS	274,591,854.29
four million, eight hundred seventy-eight thousand, nine hundred and ninety-	Investments	140,168,901.28
three (154,878,993), the book value per share is one Real point one five zero	Property and equipment	100,312,293.70
seven (R$ 1.1507).	Intangible assets	34,110,659.31
	TOTAL ASSETS	434,660,194.79
	CURRENT LIABILITIES	100,711,445.13
	NON-CURRENT LIABILITIES	155,732,789.98
	LONG TERM LIABILITIES	155,732,789.98
	SHAREHOLDERS' EQUITY	178,215,959.68
	TOTAL LIABILITIES	434,660,194.79
	Quantity of shares of Capital Stock	154,878,993
	Equity Value per Share	1.1507

7

6.   CONCLUSION

Based   on   the   examination of   the   documentation   mentioned   above   and   on   the   basis   of   APSIS’s   studies,   the   experts   concluded that  MOBITEL’s   shareholders’   equity,   for merger   of   shares   by   CONTAX,   corresponds   to   one   hundred  and   seventy-eight million,   two   hundred   fifteen   thousand,   nine   hundred  and   fifty-nine   Reais   and   sixty-eight cents   (R$178,215,959.68),   or   one   Real   point   one   five   seven   zero  (R$1.1507)   per   share   as   of   December   31,   2010.

Report   RJ-0310/11-01,   composed   of   nine   (09)   pages typed   on   one   side   and   two   (02)   exhibits,   is   concluded.   APSIS Consultoria   e   Avaliações   Ltda., CRC/RJ-005112/O-9,   a company   specialized   in   asset   valuation,   legally   represented   below   by   its   directors,   is   at   your   disposal   to   answer   any   questions   that   may   be  necessary.

Rio de Janeiro, May 07, 2011.

AMILCAR DE CASTRO	CLAUDIO MARÇAL DE FREITAS
Director	Accountant (CRC/RJ 55029/0-1)

8

7.   LIST  OF   EXHIBITS

1.   SUPPORT  DOCUMENTATION

2.   APSIS’S  GLOSSARY AND  PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Angélica, nº 2.503, Conj. 42	Rua da Assembléia, nº 35, 12º andar
Consolação, CEP: 01227-200	Centro, CEP: 20011-001
Tel.: + 55 11 3666.8448 Fax: + 55 11 3662.5722	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

dmp/10475.doc

06/20/11

9

Contax Participações S.A. and Mobitel S.A.

Valuation report for the incorporation of 100% of Mobitel S.A. shares by Contax Participações S.A.

January 25th, 2011

IMPORTANT DISCLAIMER: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. The Translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Index

SECTION 1	Executive Summary			02
SECTION 2	Information About the Evaluator			07
SECTION 3	Market and Companies' Overview			09
	3	.A	Market Overview	10
	3	.B	Contax Overview	13
	3	.C	Dedic GPTI Overview	19
SECTION 4	General Assumptions			25
SECTION 5	Contax Valuation			27
	5	.A	Discounted Cash Flow	28
	5	.B	Comparable Companies Trading Multiples	36
	5	.C	Accounting Book Value	38
	5	.D	Volume Weighted Average Price	40
SECTION 6	Dedic GPTI Valuation			43
	6	.A	Discounted Cash Flow	44
	6	.B	Comparable Companies Trading Multiples	53
	6	.C	Accounting Book Value	55

APPENDIX A	Companies' Weighted Average Cost of Capital (WACC)			57
APPENDIX B	Comparable Companies Trading Multiples			59
APPENDIX C	Description of Valuation Methodologies			62
APPENDIX D	Terms and Definitions Used in the Valuation Report			67
APPENDIX E	Additional Statements and Information			69

SECTION 1
Executive Summary

Introduction

This Valuation Report was prepared by Banco BTG Pactual S.A. (“BTG Pactual”), upon request by Contax Participações S.A. (“Contax”) for the purposes specified in Law n° 6.404, dated December 15th, 1976 (as amended) (“Lei das S.A.”), in connection with the incorporation of all Mobitel S.A. (“Dedic GPTI”) shares by Contax (“Transaction”).

Transaction Summary

▪	In January 2011, Contax and Dedic GPTI executed an agreement for the incorporation of Dedic GPTI shares by Contax
▪

According to the agreement signed by both parties, Contax committed to, subject to a timeline foreseen in the agreement, to conduct all the necessary steps to submit a proposal for the incorporation of Dedic GPTI by Contax, subject to the terms established, making Dedic GPTI a subsidiary of Contax

▪	As part of the agreement, Contax committed to take all steps, within the terms established by the agreement, envisaging:
	▪	(i) the calling of a shareholders’ meeting change the Company’s Byelaws, in order to approve the constitution of an independent committee;
	▪	(ii) the calling of a Board Meeting in order to indicate the members of such independent committee, which will evaluate and deliberate about the terms and conditions of such Incorporation
▪

Additionally, Dedic GPTI signed in January 2011 a stock purchase agreement to acquire all Dedic GPTI shares held by Mr. Fábio Carlos Pereira (representing 12.5% of total shares issued by the company) for R$ 23 million

Contax Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, the Contax ON shares’ value ranges from R$37.64 to R$40.30 per share and the Contax PN shares’ value ranges from R$37.59 to R$40.24 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value
(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	Total assets	1,290.9
Enterprise value	$2,143	$2,217	$2,301	(-) Total liabilities	880.8
(-) (Net debt) net cash (2)	$90	$90	$90	(-) Minority interest	1.8
Equity value	$2,233	$2,307	$2,390	= Shareholders’ equity	408.3
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)(3)	59.4
Price per ON share (R$ / share) (4)	$37.64	$38.88	$40.30	R$/share	6.88
Number of PN shares (million) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	$38.84	$40.24
Fair Economic Value (Trading Multiples)				Volume Weighted Average Price
(R$ million, except multiples and value per share)		2011E	2012E
				12 months period prior to 12/31/2010
EBITDA		341.1	412.0	ON: R$29.59 / PN: R$25.29
EV/EBITDA Multiple (5)		6.7x	6.6x
Enterprise value		2,280.7	2,732.8	6 months period prior to 12/31/2010
(-) (Net debt) net cash (2)		89.7	89.7	ON: R$31.04 / PN: R$26.61
Equity value		2,370.5	2,822.5
Number of shares (million)(3)		59.4	59.4	3 months period prior to 12/31/2010
R$/share		39.93	47.54	ON: R$31.16 / PN: R$29.82

Source: Company, CVM, Economática and BTG Pactual.
Note:
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.

Dedic GPTI Summary Valuation

Based on the fair economic value calculated using the discounted cash flow to firm methodology, Dedic GPTI shares’ value ranges from R$1.38 to R$1.57 per share. For further information on the valuation methodologies, please see Appendix C - Description of Valuation Methodologies, on page 62 of this report

Fair Economic Value (Discounted Cash Flow)(1)				Book Value

(R$ million, except price per share)				(R$ million, except price per share)
Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Total assets	486.3
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	(-) Total liabilities	311.1
Enterprise value	$371	$383	$397	(-) Minority interest	0.0
(-) (Net debt) net cash (3)	($184)	($184)	($184)	= Shareholders’ Equity	175.2
Equity value	$187	$199	$213	Number of shares (million)(4)	154.9
Number of shares (million)(4)	135.5	135.5	135.5	R$/share	1.13
Price per share (R$ / share)	$1.38	$1.47	$1.57

Fair Economic Value (Trading Multiples)
(R$ million, except multiples and value per share)	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple(2)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (3)	(183.9	(183.9
Equity value	382.7	452.4
Number of shares (million)(4)	135.5	135.5
R$/share	2.82	3.34

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	Considers the median of comparable companies trading multiples as of December 31st, 2010. Source: Factset.
3	As of August 31st, 2010, plus R$23 million as per note 4 below.
4

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Exchange Ratio Based on Discounted Cash Flow
Analysis of the exchange ratio based on the discounted cash flow to firm methodology

Contax				Dedic GPTI
(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)				(Fair economic value per share based on the discounted cash flow method(1). R$ million, except price per share)

Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%	Perpetuity growth rate (US$ nominal terms)	1.50%	2.00%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	WACC (US$ nominal terms)	10.0%	10.0%	10.0%
Enterprise value	$2,143	2,217	$2,301	Enterprise value	$371	$383	$397
(-) (Net debt) net cash (2)	$90	$90	$90	(-) (Net debt) net cash (5)	($184)	($184)	($184)
Equity value	$2,233	2,307	$2,390	Equity value	$187	$199	$213
Number of ON shares (million) (3)	22.7	22.7	22.7	Number of shares (million)	135.5	135.5	135.5
Price per ON share (R$ / share) (4)	$37.64	38.88	$40.30	Price per share (R$ / share)	$1.38	$1.47	$1.57
Number of PN shares (milhões) (3)	36.7	36.7	36.7
Price per PN share (R$ / share) (4)	$37.59	38.84	$40.24
				ON:0.03425595x PN:0.03429939x
				ON:0.03779068x PN:0.03783860X
				ON:0.04172383x PN:0.04177674X

  Based on the methodology and assumptions presented the exchange ratio range between Contax and Dedic GPTI shares is between 0.03425595x and 0.04172383x for ON shares and 0.03429939x and 0.04177674x for PN shares, based on the comparison of the indicative values per share calculated for both Companies and the ratio ON/PN of Contax shares based on the VWAP of each class of share in the period of 60 days before December 31st, 2010

Source: Company, CVM, Economática and BTG Pactual.
1	As of December 31st, 2010.
2	As of September 30th, 2010.
3	Excludes treasury shares.
4	Assumes a ON/PN ratio based on the average spread of ON / PN shares, during the 60 days prior to December 31st, 2010.
5	As of August 31st, 2010, plus R$23 million as per note 6 below.
6

Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 2
Information About the Evaluator

Information About the Evaluator
As established in CVM Instruction No. 319, Banco BTG Pactual S.A. (“BTG Pactual”) represents that:

1.BTG Pactual holds no securities issued by Contax Participações S.A. (CTAX3, CTAX4 and CTXNY), based on data as of January 17th, 2011.

2.It has no direct or indirect interest in Contax, Dedic GPTI or in the Transaction, and there is no other relevant circumstance that may be considered a conflict of interest;

3.The controlling shareholder or managers of Contax and Dedic GPTI have not directed, limited, hindered or performed any act that adversely affected or may have adversely affected the access to, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions; .

4.It has no conflict of interest that may in any way restrict its capacity to arrive at the conclusions independently presented in this Valuation Report.

SECTION 3
Market and Companies' Overview

SECTION 3.A
Market and Companies' Overview
Market Overview

Brazilian Contact Center Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Contact Center Market
(US$ billion)

The Brazilian Contact Center Market

The Brazilian market presents a huge outsourcing potential
Brazil is gaining importance in the global scenario and already represents 7.2% of the global market
Growth should be driven by the increase in outsourcing of non-core activities by the industries that most demand contact center services (banking, telecom and retail)

Source: IDC and BRASCOM.

Brazilian Information Technology Market Overview
Brazilian Contact Center and Information Technology market presents several growth opportunities and benefits directly from positive Brazilian macroeconomic perspectives

Revenue Evolution of the Brazilian Information Technology Market
(US$ billion; annual growth %)

The Brazilian Information Technology Market	Information Technology Market Revenues, by Country
The Brazilian IT sector benefits from the following aspects:
The Brazilian IT sector combines technological expertise with an extensive knowledge of business processes for specific businesses, such as the financial sector
Global trend to play an important role in IT infrastructure in Latin America for multinational companies (ex. Unilever, Merck, Rhodia)

SECTION 3.B
Market and Companies' Overview
Contax Overview

Contax Overview
Company Overview

Brief Overview

▪ Contax Participações S.A. is one of the largest companies in corporate services in Brazil, the market leader in contact center and collection and is expanding its services portfolio to become the leading company in BPO (Business Process Outsourcing), specialized, in a comprehensive manner, in the client relationship management (CRM)

▪ Currently, the largest portion of its activity is focused in the segments of Customer Services, Debt Collection, Telemarketing, Retention, Back-office, Technology Services and Trade Marketing

▪ Contax has approximately 80 clients ans its business strategy is focused in the development of long term relationship with its clients, large corporations of different sectors that use its services, such as telecomunication, financials, utilities, services, retail, among others

▪ In September 2010, Contax had approximately 84 thousand employees distributed in 9 Brazilian states and in the Distrito Federal

Recent Events

▪ August 31st, 2010: Contax announced the acquisition of Ability Comunicação Integrada Ltda. for a price that could reach a total of R$82,474,000.00. Ability is one of Brazil’s largest and best known companies in the Trade Marketing segment, which involves the promotion and sale of products and services at points of sale, posting revenues of R$ 104 million and EBITDA of R$ 10 million in the year ended on December 31, 2009.

▪ December 17th, 2010: Contax announced a change in its Executives Board. Mr. Michel Sarkis, Contax’s Chief Financial and Investor Relations Officer will take over the position of Chief Executive Officer, previously held by Mr. James Meaney. Michel Sarkis is 41 years old and one of the first executive officers hired by Contax.

Contax Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Fernando Antonio Pimentel Melo, Chairman	- Michel Neves Sarkis, Chief Executive, Chief Financial and Investor Relations Officer
- Pedro Jereissati, Member	- Eduardo Nunes de Noronha, Director
- Carlos Jereissati, Member	- Dimitrius Rogério de Oliveira, Director
- Cristina Anne Betts, Member
- Otavio Marques de Azevedo, Member
- Antonio Adriano Silva, Member
- Armando Galhardo Nunes Guerra Junior, Member
- Paulo Edgar Trapp, Member
- Marcel Cecchi Vieira, Member
- Sergio Francisco da Silva, Member
- Newton Carneiro da Cunha, Member
- Manuel Jeremias Leite Caldas, Member

Shareholder Structure

	Number of ON		Number of PN		Total Number of
	Shares	% of Total ON	Shares	% of Total PN	Shares	% of Total

CTX Participações S.A.	15,992,929	69.3%	3,880,666	10.6%	19,873,595	33.2%
Free float	6,694,875	29.0%	32,800,334	89.4%	39,495,209	66.1%
Treasury shares	401,796	1.7%	-	0.0%	401,796	0.7%

Total	23,089,600	100.0%	36,681,000	100.0%	59,770,600	100.0%

Contax Overview
Financial Statements: Income Statement

	Twelve months ended:			Nine months ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	09/30/2009	09/30/2010
(Values in R$ ‘000)

Gross revenue	1.475.488	1.916.115	2.335.252	1.703.692	1.898.011
Deductions	(109.673)	(141.387)	(174.233)	(127.472)	(138.451)

Net revenue	1.365.815	1.774.728	2.161.019	1.576.220	1.759.560
Cost of products sold / services rendered	(1.185.079)	(1.490.647)	(1.757.272)	(1.311.860)	(1.498.726)

Gross profit	180.736	284.081	403.747	264.360	260.834
Operating income / (expenses)	(106.031)	(138.213)	(195.126)	(144.719)	(136.403)
Selling	(23.986)	(28.488)	(27.709)	(21.143)	(19.051)
General and administrative	(62.920)	(91.049)	(138.586)	(102.599)	(98.433)
Financial	(3.546)	(50)	(15.391)	(12.021)	56
Other operating revenue / (expenses)	(15.579)	(18.626)	(13.440)	(8.956)	(18.975)

Operating result	74.705	145.868	208.621	119.641	124.431

Earnings before income taxes and social contribution	74.705	145.868	208.621	119.641	124.431
Income tax and social contribution	(24.450)	(51.370)	(70.998)	(40.559)	(51.920)
Deferred taxes	(2.881)	(2.086)	1.659	(2.385)	2.432

Minority interest	-	(3)	634	587	(366)

Net profit (losses)	47.374	92.409	139.916	77.284	74.577

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current assets	374.248	524.083	578.322	565.023
Cash & cash equivalents	240.310	355.928	357.853	306.522
Credits (clients)	83.492	102.134	128.486	173.004
Other credits	1.371	-	-	-
Inventory	-	-	-	-
Others	49.075	66.021	91.983	85.497

Non-current assets	47.928	79.336	119.658	200.701
Deferred and recoverable taxes	17.574	25.346	26.917	39.832
Judicial deposits	17.787	35.338	53.382	81.823
Credits receivables	11.678	17.530	11.425	10.576
Financial investments	-	-	26.590	66.081
Other assets	889	1.122	1.344	2.389

Fixed assets	322.443	389.267	432.919	525.131
Investments	-	-	-	74.365
Plant, property & equipment	254.467	304.800	352.473	377.849
Intangible assets	67.976	84.467	80.446	72.917

Total Assets	744.619	992.686	1.130.899	1.290.855

Contax Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	09/30/2010
(Values in R$ ‘000)
Current liabilities	290.098	411.393	556.180	501.585
Short-term loans and financing	300	14.219	55.070	61.359
Debentures	-	-	-	-
Suppliers	72.466	76.847	77.033	69.933
Taxes payable	38.990	68.749	92.703	85.906
Dividend payable	14.271	51.364	92.190	3.192
Provisions	-	-	-	-
Related parties	-	-	-	-
Others	164.071	200.214	239.184	281.195

Long term liabilities	175.325	296.516	230.616	379.204
Long-term loans and financing	100.060	203.750	149.521	219.523
Debentures	-	-	-	-
Provisions	46.860	64.151	59.921	85.594
Related parties	-	-	-	-
Others	28.405	28.615	21.174	74.087

Minority interest	-	2.079	1.446	1.810

Shareholders’ Equity	279.196	282.698	342.657	408.256
Capital stock	223.873	223.873	223.873	223.873
Capital reserves	9.254	29	19.639	13.634
Income reserves	57.153	69.880	99.145	96.172
Accumulated profit / losses	(11.084)	(11.084)	-	74.577

Total Liabilities and Shareholders’ Equity	744.619	992.686	1.130.899	1.290.855

SECTION 3.C
Market and Companies' Overview
Dedic GPTI Overview

Dedic GPTI Overview
Company Overview

Brief Description
▪ Founded in 2002, Dedic is currently one of the largest Brazilian contact center companies
▪ Part of Grupo Portugal Telecom,
▪ Serves clients from telecom, financials, utilities, services and other sectors
▪ As of March 2010, Dedic acquired all shares issued by GPTI, one of the largest provider of Information Technology (IT) solutions and Business Process Outsourcing (BPO) in Brazil, creating DEDIC GPTI

▪ GPTI: one of the largest providers of Information Technology solutions in the Brazilian market, offering a complete portfolio of solutions, which includes development of systems, network management and IT infrastructure, applications, training, business processing and IT and integrated practices (ITO and BPO).

Recent Events

▪ February 8th, 2010: Portugal Telecom announced the acquisition of 100% of GPTI SA (“GPTI”), a player with a large experience in the Information Systems (IS) and Information Technology (IT) services market in Brazil. The acquisition was concluded with the issuance of new shares by Dedic, a PT subsidiary which operates in the Brazilian contact center market.

▪ March 2010: Dedic assumed full control of GPTI

Dedic GPTI Overview
Company Overview

Board of Directors and Executives Board
▪ Board of Directors	▪ Executives Board
- Shakhaf Wine, Chairman	- Paulo Neto Leite, Chief Executive Officer
- Fábio Carlos Pereira, Vice President	- André Halm Gomes Costa, Chief Financial Officer
- Paulo Luís Neto de Carvalho Leite, Member	- Renato Bufálo, Contact Center Administrative Director
- Fabiana Faé Vicente Rodrigues, Member	- Edson Moreno, IT Administrative Director

Shareholder Structure[1]

Current			Post Transaction with Minority Shareholder

	Number of Shares	% of Total Capital		Number of Shares	% of Total Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%	Portugal Telecom Brasil S.A.	135,519,119	100.0%
Fabio Carlos Pereira	19,359,874	12.5%	Total	135,519,119	100.0%
Total	154,878,993	100.0%

Source: Company
1	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

Dedic GPTI Overview
Financial Statements: Income Statement

	Twelve months period ended:			Eight months period ended:
Income Statement	12/31/2007	12/31/2008	12/31/2009	08/30/2010
(Values in R$ ‘000)

Gross revenue	290.715	331.353	434.315	417.404
Deductions	(21.048)	(23.506)	(32.755)	(30.532)

Net revenue	269.667	307.847	401.560	386.872
Cost of products sold / services rendered	(242.304)	(253.245)	(330.590)	(316.105)

Gross profit	27.363	54.602	70.970	70.767
Operating income / (expenses)	(29.642)	(43.593)	(57.725)	(63.569)
Selling	(4.467)	(3.046)	(2.925)	(4.223)
General and administrative	(25.175)	(40.450)	(55.504)	(59.396)
Equity interest	-	-	-	-
Other operating income / (expenses)	-	(97)	704	50

Earnings before financial result	(2.279)	11.009	13.245	7.198
Financial income	7.603	12.600	3.074	1.944
Financial expenses	(21.306)	(27.730)	(17.686)	(14.018)

Operating result	(15.982)	(4.121)	(1.367)	(4.876)
Non-operating result	(923)	-	-	-

Earnings before income tax and social contribution	(16.905)	(4.121)	(1.367)	(4.876)
Income tax and social contribution	(761)	(912)	-	(35)
Deferred income tax and social contribution	8.015	15.772	(2.106)	1.687

Net profit (loss)	(9.651)	10.739	(3.473)	(3.224)

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
ASSETS	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current assets	51.279	58.194	67.463	165.650
Cash & cash equivalents	22.654	4.524	3.169	15.746
Credits (clients)	18.003	41.819	49.628	127.768
Recoverable taxes	4.335	4.518	5.077	8.843
Deferred taxes	1.811	3.332	853	-
Prepaid expenses	25	681	2.298	8.345
Other credits	4.451	3.320	6.438	4.948

Non-current assets	23.403	39.792	46.534	49.583
Judicial deposits	1.941	4.181	6.245	8.630
Recoverable taxes	2.368	2.266	6.570	4.694
Deferred taxes	19.094	33.345	33.719	36.259

Fixed assets	49.411	88.054	112.261	271.028
Plant, properties and equipment	49.078	68.797	88.571	108.715
Intangible assets	-	19.257	23.691	162.313
Deferred assets	333	-	-	-

Total Assets	124.093	186.040	226.258	486.261

Dedic GPTI Overview
Financial Statements: Consolidated Balance Sheet

	Period ended:
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2007	12/31/2008	12/31/2009	08/31/2010
(Values in R$ ‘000)
Current liabilities	52.243	79.920	91.997	143.500
Short-term loans and financing	12.580	2.771	353	15.475
Suppliers	6.688	21.118	12.612	20.556
Taxes recoverable	2.043	3.189	4.159	7.268
Installment payment of taxes	780	981	916	2.831
Wages, provisions and social contributions	23.345	29.213	39.163	70.991
Advances from clients	-	-	-	1.513
Other liabilities	-	-	-	340
Related companies	6.807	22.648	34.794	24.526

Long-term liabilities	81.140	104.671	83.208	167.604
Long-term loans and financing	56.606	60.383	-	-
Suppliers	-	2.917	8.439	6.904
Contingencies provisions	13.459	14.423	11.899	18.913
Installment payment of taxes	5.075	4.014	4.600	9.347
Related companies	6.000	22.934	58.270	132.440

Shareholders’ Equity	(9.290)	1.449	51.053	175.157
Capital stock	87.928	87.928	141.005	262.487
Capital reserves	-	-	-	5.846
Accumulated profit / losses	(97.218)	(86.479)	(89.952)	(93.176)

Total Liabilities and Shareholders’ Equity	124.093	186.040	226.258	486.261

SECTION 4
General Assumptions

General Assumptions
Macroeconomic Assumptions
The macroeconomic assumptions reflect Banco Central’s Focus report estimates as of December 31st 2010, except otherwise indicated

Macroeconomic Assumptions	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E

Gross Domestic Product
GDP Real Growth	7.6%	4.5%	4.5%	4.6%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%

Inflation
IPCA	5.9%	5.4%	4.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGPM	11.3%	5.7%	4.7%	4.6%	4.6%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
U.S. Inflation (CPI) (1)	1.5%	1.0%	1.9%	2.5%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%

FX rates
R$/US$ FX rate – Average	1.76	1.73	1.80	1.85	1.89	1.92	1.95	1.98	2.01	2.05	2.08
R$/US$ FX rate – End of period	1.67	1.75	1.82	1.86	1.90	1.93	1.96	2.00	2.03	2.06	2.10

Interest rate
Average SELIC	9.9%	12.1%	11.3%	10.5%	10.0%	9.8%	9.8%	9.8%	9.8%	9.8%	9.8%

Since Focus estimates are published for the next 5 years, following the sixth year the estimates were maintained constant at the same levels of the fifth year, except for FX rates, which were adjusted to reflect the maintenance of the purchase power parity between Brazil and U.S. currencies

Source: Banco Central’s Focus report as of December 31st 2010
Notes:
1	Source: Economist Intelligence Unit, as of December 31st 2010

SECTION 5
Contax Valuation

SECTION 5.A
Contax Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Contax based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with Contax management, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Contax management team

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ 2011 growth was based in the expected growth in volume on existing clients and in new services and clients currently in Company’s commercial pipeline
▪ Revenues from 2012 to 2014 were estimated based on expected market growth for each business
▪ Revenues from 2015 to 2020 assume a 5.0% y.o.y. growth in nominal terms, based on Company’s estimates

Operating costs and expenses(1)	▪ Assumes a slight decrease in EBITDA margin in 2010 and 2011, mainly due to specific factors that generated lower productivity in operations
▪ After 2012 Company expects margins recovery, given new initiatives to increase productivity in main clients
▪ After 2012 Company expects stable margins, with limited efficiency gains in the long-term

Investments	▪ Projected based on the ammount needed to restore the assets depreciation and to meet Company’s growing need for operating infrastructure each year
▪ In 2011 larger investments are expected in the replacement of a relevant technology platform and transfer of operations to the Northeast

Working capital
▪ According to Company’s estimates, based on historical days receivable and payable

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Contax de-levered beta, (ii) target capital structure based on discussions with Company’s management team, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Net Revenues and Gross Profit

Net Revenues (R$ million)
CAGR (2010E-2020E): 6.6%

Gross Profit (R$ million) and Gross Margin[1]
CAGR (2010E-2020E): 6.6%

Note:
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Costs

Operating Costs (R$ million)
CAGR (2010E-2020E): 6.6%

Operating Costs Composition (% of Total)

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and EBITDA

Operating Expenses (R$ million) and % of Net Revenues

EBITDA (R$ million) and EBITDA Margin

Note: figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization (R$ million)

Valuation
Discounted Cash Flow

Free Cash Flow to Firm (R$ million, except otherwise indicated)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	236	290	301	310	308	307	312	369	411	427	427
(-) Taxes	(80)	(99)	(102)	(105)	(105)	(104)	(106)	(126)	(140)	(145)	(145)
Net operating profit after taxes (NOPAT)	156	191	199	205	204	203	206	244	271	282	282
(+) Depreciation and amortization	105	122	146	170	196	223	245	215	202	217	217
(+/-) Working capital variation	18	18	18	17	12	13	14	14	15	16	16
(-) Investments	(313)	(126)	(177)	(186)	(193)	(199)	(205)	(211)	(221)	(232)	(232)

Free cash flow to firm (R$ mm)	(34)	206	185	206	219	240	259	262	267	282	282
Free cash flow to firm (US$ mm)	(20)	114	100	109	114	123	131	130	131	136	136

Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value range of Contax shares calculated based on the discounted cash flow methodology, as of 12/31/2010, is from R$37.64 to R$40.30 per ON share and from R$37.59 to R$40.24 per PN share (1)

Perpetuity growth rate (US$ nominal terms)	1.50%	1.75%	2.00%	2.25%	2.50%
WACC (US$ nominal terms)	10.0%	10.0%	10.0%	10.0%	10.0%
Enterprise value (R$ million)	$2,143	$2,179	$2,217	$2,258	$2,301
(-) (Net debt) net cash (R$ million)	$90	$90	$90	$90	$90
Equity value (R$ million)	$2,233	$2,269	$2,307	$2,347	$2,390
Number of ON shares (million)	22.7	22.7	22.7	22.7	22.7
Price per ON share (R$ / share)	$37.64	$38.24	$38.88	$39.57	$40.30
Number of PN shares (million)	36.7	36.7	36.7	36.7	36.7
Price per PN share (R$ / share)	$37.59	$38.20	$38.84	$39.52	$40.24
Ratio ON / PN share price (2)	1.001	1.001	1.001	1.001	1.001

Source: Company, financial statements as of 09/30/2010 and BTG Pactual
1	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms
2	Assumes a ON/PN ratio based on the average spread of ON / PN shares, based on the VWAP during the 60 days prior to December 31st, 2010.

SECTION 5.B
Contax Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Contax share price ranges from R$39.93 to R$47.54 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	341.1	412.0
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	2,280.7	2,732.8
(-) (Net debt) net cash (2)	89.7	89.7
Equity value	2,370.5	2,822.5
Number of shares (million)(3)	59.4	59.4
R$/share	39.93	47.54

Source: Company and BTG Pactual
Note:
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of September 30th 2010.
3	Excludes treasury shares.

SECTION 5.C
Contax Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

SECTION 5.D
Contax Valuation
Volume Weighted Average Price

Volume Weighted Average Price
Price evolution of Contax shares negotiated in the BOVESPA

(Price in R$ per share and volume in R$ million)

ON Shares (CTAX3)	PN Shares (CTAX4)

Source: CVM and Economática, as of Decemeber 31st 2010. Prices are adjusted for dividends and corporate events.
Note: number of shares excludes treasury shares.

Volume Weighted Average Price
Volume weighted average price of Contax shares negotiated in the BOVESPA

(R$, except otherwise indicated)

	ON Shares	PN Shares	Total Shares
12 months prior to 12-31-10 (included)
VWAP	29.594	25.292
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	671.4	927.7	1,599.1

6 months prior to 12-31-10 (included)
VWAP	31.042	26.607
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.3	976.0	1,680.2

3 months prior to 12-31-10 (included)
VWAP	31.164	29.817
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	707.1	1,093.7	1,800.8

2 months prior to 12-31-10 (included)
VWAP	31.036	30.997
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	704.1	1,137.0	1,841.1

1 month prior to 12-31-10 (included)
VWAP	30.663	31.136
Number of shares (million)	22.7	36.7	59.4
Market value (R$ million)	695.7	1,142.1	1,837.8

Source:	CVM and Economática, as of December 31st 2010. Prices are adjusted for dividends and corporate events.
Note:
(1)	Number of shares excludes treasury shares
(2)	VWAP of ON and PN shares, calculated based on the market value divided by total shares

SECTION 6
Dedic GPTI Valuation

SECTION 6.A
Dedic GPTI Valuation
Discounted Cash Flow

General Considerations on the Valuation
BTG Pactual evaluated Dedic GPTI based on the discounted cash flow to firm ("FCFF") methodology

Valuation Methodology
▪ Unlevered cash flow method
-	Projection of unlevered cash flows
-	Cash flows are discounted by company’s weighted average cost of capital (WACC), when calculating its present value

Information Sources
▪ BTG Pactual used, for the purposes of the valuation, the operating and financial projections provided and / or discussed with companies’ management teams, in R$ nominal terms

Currency
▪ Projection in R$, in nominal terms
▪ The unlevered cash flow is converted yearly into US$ before it is discounted

Discounted cash flow
▪ Data base: December 31st 2010; cash flows are discounted to present value to December 31st 2010
▪ Projections horizon: 2011 to 2020
▪ Assumes cash flows are generated over the year (“mid-year convention”)
▪ Discounted cash flows are in US$, in nominal terms

Main Assumptions
BTG Pactual considered, for purposes of the calculation of the fair economic value, operating and financial estimates supplied and/or discussed with Dedic GPTI management teams

Macroeconomic	▪ Banco Central’s Focus report dated December 31st, 2010 and Economist Intelligence Unit dated December 31st, 2010

Revenue growth	▪ Dedic:
▪ Projections based on Company’s pipeline for 2011 and market growth for 2012, 2013 and 2014
▪ Revenues from 2015 to 2020 assume 5% y.o.y. growth rate in nominal terms
▪ Revenue / Service Station (“PA”) grows according to inflation y.o.y.
▪ Assumes an important contract cancellation at the end of 2012
▪ GPTI:
▪ Projections based on Company’s pipeline, market growth and growth with cross-selling of products

Operating costs and expenses(1)	▪ Dedic:
▪ Gross margin gains deriving from higher operating efficiency and consequently reduction of the average number of employees per service station (PA)
▪ Higher operating efficiency throughout the projection period
▪ GPTI:
▪ Gross margin evolution according to efficiency gains and change in mix
▪ Gains with dilution of operating expenses

Investments	▪ Dedic: expansion investments realized one year in advance (R$20.6 thousand per new PA) and maintenance investments based on the number of PAs in the previous year (R$3.2 thousand per existing PA)
▪ GPTI: investments projected based on the needs per service line

Working capital	▪ According to Company’s estimates, based on historical days receivable and payable for both Dedic and GPTI

Terminal value	▪ Gordon perpetuity growth model(2), in 2020
▪ Assumes perpetuity growth rate ranges from 1.5% to 2.5% in US$ nominal terms

Discount rate	▪ Calculated based on: (i) Dedic GPTI de-levered beta, (ii) target capital structure based on discussions with Companies’ management teams, (iii) country risk and (iv) equity market risk premium(3)

Note:
1	Costs herein contemplated were projected without considering depreciation and amortization expenses.
2	Estimated based on the free cash flow of the last projection year, increased by the growth expectancy, using the Constant Growth Model or Gordon Model as per the equation demonstrated in Appendix C.
3	Long-term equity market risk premium estimated on historical basis. Source: 2009 Ibbotson report.

Operating and Financial Summary Projections
Revenue and Costs

Net Revenue (R$ million)

Operating Costs (R$ million)[1]

Note: assumes an important contract cancellation at the end of 2012.
1) Excludes depreciation and amortization expenses.

Operating and Financial Summary Projections
Gross Profit and Gross Margin
Gross Profit (R$ million)

Gross Margin (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
Operating Expenses and % of Net Revenue
Operating Expenses (R$ million)

Operating Expenses (% of Net Revenue)

Note: assumes an important contract cancellation at the end of 2012.
Figures exclude depreciation and amortization expenses.

Operating and Financial Summary Projections
EBITDA and EBITDA Margin
EBITDA (R$ million)

EBITDA Margin

Note: assumes an important contract cancellation at the end of 2012.

Operating and Financial Summary Projections
Investments and Depreciation
Investments (R$ million)

Depreciation and Amortization(1) (R$ million)

Note: assumes an important contract cancellation at the end of 2012.
1	Considers the amortization of the goodwill from GPTI acquisition in 5 years.

Valuation
Discounted Cash Flow

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	Perpetuity

Earnings before interest and taxes (EBIT)	26	2(1)	12	25	42	69	71	76	83	91	91
(-) Taxes	(9)	(7)	(8)	(9)	(14)	(23)	(24)	(26)	(28)	(31)	(31)
Net operating profit after taxes (NOPAT)	17	(5)	4	16	27	46	47	50	55	60	60
(+) Depreciation and amortization	59	65	59	59	49	29	34	36	37	37	37
(+/-) Working capital variation	(24)	(11)	18	(12)	(6)	(6)	(7)	(7)	(7)	(8)	(8)
(-) Investments	(35)	(14)(2)	(41)	(30)	(34)	(36)	(38)	(40)	(42)	(44)	(44)

Free cash flow to firm (R$ mm)	17	34	41	32	37	32	36	40	43	46	46
Free cash flow to firm (US$ mm)	10	19	22	17	19	16	18	20	21	22	22
Fair Economic Value based on the Discounted Cash Flow to Firm Methodology
The fair economic value of Dedic GPTI shares calculated based on the discounted cash flow methodology, as of 12/31/2010 ranges from R$1.38 to R$1.57 per share(3)
Perpetuity growth rate (US$ nominal terms)	1.50%			1.75%		2.00%		2.25%			2.50%
WACC (US$ nominal terms)	10.0%			10.0%		10.0%		10.0%			10.0%
Enterprise value (R$ million)	$371			$377		$383		$390			$397
(-) (Net debt) net cash (R$ million) (4)	($184)			($184)		($184)		($184)			($184)
Equity value (R$ million)	$187			$193		$199		$206			$213
Number of shares (million)	135.5			135.5		135.5		135.5			135.5
Price per share (R$ / share)	$1.38			$1.42		$1.47		$1.52			$1.57

Source: Company, financial statements as of 08/30/2010 and BTG Pactual. Note: assumes an important contract cancellation at the end of 2012.
1	Considers approximately R$29 million in non-recurring expenses with cancellation costs of an important contract at the end of 2012.
2	Considers approximately R$29 milllion of asset sale (at cost) as a result of the cancellation of an important contrat at the end of 2012.
3	Assumes a range in perpetuity growth rate from 1.5% to 2.5% in US$ nominal terms.
4	As of August 31st 2010, plus R$23 milllion as per note below.
5	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.B
Dedic GPTI Valuation
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples
The value of Dedic GPTI share price ranges from R$2.82 to R$3.34 per share, based on comparable companies 2011 and 2012 EV/EBITDA trading multiples

Fair economic value based on the comparable companies trading multiples method
(R$ million, except price per share)
	2011E	2012E
EBITDA	84.7	95.9
EV/EBITDA Multiple (1)	6.7x	6.6x
Enterprise value	566.6	636.3
(-) (Net debt) net cash (2)	(183.9)	(183.9)
Equity value	382.7	452.4
Number of shares (million)	135.5	135.5
R$/share	2.82	3.34

Source: Company and BTG Pactual
1	Considers the median of trading multiples of comparable companies as of December 31st 2010. Details on the calculation of negotiation multiples is detailed in Appendix B - Comparable Companies Trading Multiples, page 60 of this report. Source: Factset.
2	As of August 31st 2010, plus R$23 milllion as per note below.
3	Based on information provided by Dedic GPTI, we considered Dedic GPTI has acquired 19,359,874 shares held by Mr. Fábio Carlos Pereira for R$23 million. This total was added to the net debt as of August 31st, 2010 for Dedic GPTI valuation.

SECTION 6.C
Dedic GPTI Valuation
Accounting Book Value

Accounting Book Value
Contax value is R$6.88 per share, based on its accounting book value

Book Value
As of September 30th 2010
(R$ million, except otherwise indicated)

Total assets	1,290.9
(-) Total liabilities	880.8
(-) Minority interest	1.8
= Shareholders’ equity	408.3

Number of shares (million)(1)	59.4

R$/share	6.88

Source: CVM and Company.
Note:
1	Excludes treasury shares

Accounting Book Value
Dedic GPTI value is R$1.13 per share, based on its accounting book value

Book Value
As of August 31st 2010
(R$ million, except otherwise indicated)

Total assets	486.3
(-) Total liabilities	311.1
(-) Minority interest	0.0
= Shareholders’ equity	175.2

Number of shares (million)	154.9

R$/share	1.13

Source: Company.
Note
1	.	Book value as of August 31st 2010, before the transaction between the Company and Mr. Fábio Carlos Pereira

APPENDIX A
Companies' Weighted Average Cost of Capital (WACC)

Companies' Weighted Average Cost of Capital (WACC)

Beta Analysis
Companies in the Sector	Price per Share (Local Currency)	# of Shares (million)	Market Value (Local Cy million)	Net Debt (Local Cy million)	Debt/ Market Value (%)	Tax Rate (%)	Leverage Factor (1)	Leveraged Beta (2)	Unlevered Beta(3)
Contax Participacoes Sa	32.0	59.4	1,899.2	(91.7)	0.0%	34.0%	1.00	0.43	0.43
Teleperformance	25.6	56.5	1,448.4	(40.8)	0.0%	33.3%	1.00	0.63	0.63
Convergys Corporation	13.8	121.8	1,675.2	36.9	2.2%	40.0%	1.01	1.35	1.33
Sykes Enterprises, Incorporated	19.9	46.9	931.9	(206.1)	0.0%	40.0%	1.00	0.98	0.98
TeleTech Holdings Inc.	20.7	59.1	1,224.9	(156.8)	0.0%	40.0%	1.00	0.95	0.95
Telegate AG	7.6	21.2	161.4	(57.9)	0.0%	29.4%	1.00	0.47	0.47
TIVIT Terceirização de Tecnologia e Serviços S/A	19.2	89.0	1,708.6	120.5	7.1%	34.0%	1.05	0.47	0.45
Average									0.75

Weighted Average Cost of Capital (WACC)
Cost of Equity - Ke (US$ in nominal terms)		Weighted Average Cost of Capital (WACC, US$ in nominal terms)
U.S. risk free rate (Rf)(4)	3.2%	Pre tax cost of debt (US$ in nominal terms)	10.0%
Country risk premium(5)	2.0%	Post tax cost of debt (US$ in nominal terms)	6.6%
Risk premium expected for the equity market (PRm)(6)	6.5%
Unlevered beta	0.75	Target Debt / (Debt + Equity)	30.0%
Tax rate	34.0%	Target Equity / (Debt + Equity)	70.0%
Targe capital structure (Debt / Equity)	30.0%
Leveraging factor	1.28	Weighted Average Cost of Capital (WACC, US$ in nominal terms)(9)	10.0%
“Re-levered“ beta(7)	0.96
Cost of Equity - Ke (US$ in nominal terms)(8)	11.5%

Source: Bloomberg and Capital IQ as of December 31st 2010.
Notes:
1	Leveraging factor = (1+((1- marginal tax rate) * % debt / equity).
2	Levered beta: result from regression analysis based on share price and the benchmark index in the last 104 weeks. Source: Capital IQ.
3	Unlevered beta = Levered beta / Leveraging factor.
4	U.S. risk free rate is calculated based on teh average return of U.S. 10-year treasury bond over the last 12 months ended December 31st 2010.
5	Country risk premium (CPR) calculated based in the average of EMBI+ Brasil in the last 12 months ended December 31st 2010.
6	Long term equity market risk premium estimated based on historial data. Source: 2009 Ibbotson report.
7	“Re-levered” beta: (Unlevered Beta * Leveraging factor).
8	Cost of equity (Ke) = U.S. risk free rate + “re-levered” beta * (equity market risk premium) + country risk premium.
9	Weighted average cost of capital (WACC) = post tax cost of debt * [debt /(debt + equity)] + cost of equity * [equity / (debt + equity)].

APPENDIX B
Comparable Companies Trading Multiples

Comparable Companies Trading Multiples

				EV / EBITDA
In USD million, except price per share	Price per Share (US$)	Market Value	Enterprise Value	2011E	2012E

Convergys Corp.	13.75	1,675.2	1,903.7	6.5x	6.0x
Sykes Enterprises Inc.	19.89	931.9	728.5	5.6x	7.0x
Teletech Holdings Inc.	20.72	1,224.9	1,071.1	6.8x	6.6x
Tivit Terceirizacao de Processos Servicos e Tecnologia S/A	11.43	1,016.9	1,088.0	7.0x	n.d.

			Average	6.5x	6.5x
			Median	6.7x	6.6x

Source: Factset, as of December 31st 2010. Estimates based on market consensus

Description of the Comparable Companies
To evaluate the companies based on comparable companies trading multiples, it was used as reference Brazilian and international comparable companies

Convergys Corp.
•	North American company focused on payables outsourcing and services and solutions management.

Sykes Enterprises Inc
•	North American company focused on IT outsourcing

TeleTech Holdings Inc
•	TeleTech offers outsourcing services around the World. The company operates mainly in two segments: (i) client management; and (ii) Marketing
•	Database Marketing and Consultancy

Tivit
•	Tivit is one of the first Brazilian companies to offer integrated services of IT, Systems and BPO - Business Process Outsourcing

APPENDIX C
Description of Valuation Methodologies

Valuation Model Structure
Method for the construction of the Free Cash Flow to Firm (FCFF)

Gross Revenue
Deductions
Net Revenue
Operating Costs and Expenses
EBITDA
Unlevered Cash Flow
WACC
(-) Cost of goods sold
(-) sales and marketing expenses
(-) other expenses
EBITDA
(+/-) working capital variation
(-) CAPEX
(-) Taxes
Present Value of Unlevered Cash Flows
Present Value of Terminal Value
Perpetuity of Unlevered Cash Flow
Management's operating assumptions
Company's Fair Economic Value
(-) Net debt
(-) Liquid contingencies
Present Value of Shares

WACC Calculation

WACC was calculated with the combination of cost of equity (Ke) and cost of debt (Kd) estimated for the company under analysis, considering a target capital structure

  Ke was estimated by the evaluator based on the CAPM - Capital Asset Pricing Model, adjusted for country’s risk
  Kd was estimated by the evaluator considering the credit risk and debt capital markets current dynamics

Constant Growth Model or Gordon Model
The Constant Growth Model or Gordon Model was used when calculating the perpetuity

			• FCF(n):	Free cash flow in the last projected year
FCF(n) x (1+g) WACC - g
Perpetuity	=		• “g”:	Constant perpetuity growth rate of cash flows during the period after projections

			• WACC:	Weighted average cost of capital using company’s target capital structure

Comparable Companies Trading Multiples
Assesses the company’s value based on market multiples of other publicly traded companies with similar financial and operating characteristics

Once the universe of comparable companies is selected, company’s implied firm and equity values are calculated by multiplying its metrics (eg net income, EBITDA) by the respective multiples of the universe of comparables

The value of comparable companies typically do not incorporate control premiums reflected in mergers and acquisitions transactions involving comparable companies

The key element in the comparable companies analysis is to identify the comparability and relevance

A good comparable is the one that has operating and financial characteristics similar to the company under evaluation

Examples of operating characteristics: industry expertise, products, markets, customers, seasonality and cyclicality

Examples of financial characteristics: size, leverage, shareholder base, growth and margins

APPENDIX D
Terms and Definitions Used in the Valuation Report

Terms and Definitions Used in the Valuation Report

  Beta: index that measures the non-diversifiable risk of a stock. Beta measures the relationship between the return of a stock and the market return. Thus, the risk premium will always be multiplied by this coefficient, demanding a higher premium for risk the higher is the change in stock prices versus market return
  Call center / contact center: service centers designed to connect with consumers in an active (connection made from the company to the customer) or receptive (from the client to the company), using telephone or other communication channels. Contact center is the broader term, which includes contact by email, fax, chat and voice over IP, for example.
  Capex: capital expenditures, or maintenance and/or capacity expansion investments
  CAPM: capital asset pricing model
  EBIT: earnings before interest and taxes
  EBITDA: earnings before interest, taxes, depreciation and amortization
  FCFF: free cash flow to firm
  LTM: last twelve months
  NOPAT: net operating profit after taxes
  PA: position or service station. It consists of the physical installation (desk, computer, telephones, etc.) used by call center operators.
  Spread: price ratio among two different stocks.
  VWAP: volume weighted average price
  WACC: weighted average cost of capital

APPENDIX E
Additional Statements and Information

Additional Statements and Information

This Valuation Report was prepared by Banco BTG Pactual S.A. under the solicitation of Contax Participações S.A. (“Contax”), in the context of a incorporation of the total shares issued by Mobitel S.A. (“Dedic GPTI”) by Contax (“Transaction”), for which BTG Pactual was hired to evaluate the shares of Contax and Dedic GPTI, according to the Law 6.404, of December 15, 1976 and Instruction CVM 319, of December 3, 1999.

The BTG Pactual states that the information presented herein are updated in relation to the limit date of January 25th 2011.

The BTG Pactual highlights that its services does not include advisement of any nature, such as Legal or Accounting. The content of this material is not and shall not be considered a promise or a guarantee in relation to the past or future, neither be considered a price recommendation for the Transaction.

The BTG Pactual highlights that the Valuation of the companies was made in a segregated manner, disregarding possible impacts related to the Transaction, and disregarding possible synergies positives or negatives created by the combination with Contax.

The information obtained by BTG Pactual from public sources or from sources that to the best of BTG Pactual’s knowledge was considered trustable, has been including financial statements made available on September 30th, 2010 regarding Contax and August 31st, 2010 regarding Dedic GPTI, which was audited by the independent auditors of the Companies. Delloitte Touche Tohmatsu in both cases. The BTG Pactual has obtained information from public sources which was considered trustable, however the BTG Pactual didn’t make an independent verification of such information and of information received from the Companies or from the third-parties hired by the Companies, either assumes responsibilities for the precision, accuracy or completeness of such information.

The Companies, through professionals designated, has made available information related to data, projections, assumptions and forecast related to the Companies and to markets on which the Company was operating used in this Valuation Report. The companies will be referenced in this Valuation Report jointly as “Information Suppliers”

The BTG Pactual has based its analysis in the information mentioned above and on discussions with the professionals of the Companies and other representatives of the Companies, and the BTG Pactual didn’t verified independently any information publicly available or furnished to BTG Pactual in the preparation of this Valuation Report. The BTG Pactual does not express any opinion about the reliability of the information mentioned and highlights that any errors or changes of that information could affect significantly the BTG Pactual’s analyses.

During the development of our work, we run analyses procedures when it was necessary. However, we highlight that our work of Valuation didn’t intend to be an audit of financial statements or of any other information furnished by the Information Suppliers, and it cannot be considered such as. Our work took into account the relevance of each item, so, the Information Suppliers has assumed fully responsibility for the information furnished to BTG Pactual.

In the preparation of the present Valuation Report, the BTG Pactual has adopted as assumption, with express consent of the Information Suppliers, the reliability , accuracy, veracity, completeness, sufficiency and integrity of all data which was furnished our discussed, so BTG Pactual does not assumes, neither has realized any physical inspection of any asset or property, and has not made any independently valuation of the asset and debt of the Companies, or about the Companies solvency, considering as consistent the information used in the Valuation Report, the Information Suppliers has taken the responsibility, including for its employees, partners and representatives, for everything which was furnished or discussed with BTG Pactual.

Additional Statements and Information

The information related to data, forecast, assumptions and estimates, related to the Companies and its markets, used or included in this Valuation Report, has been based in certain groups of report and presentation layout which can be considerably different from the group of accounts presented by the Companies in the preparation of its financial statements. This procedure was adopted in order to permit that the forecast presented was consistent with the group of account reported in the management financial statements furnished. Occasional Differences in group of account does not have impact over the results

All the information, estimates and forecast herein included are those used and presented by the Information Suppliers, adjusted by BTG Pactual, at its sole discretion, related to reasonableness, and are assumed as being based in best valuation of Information Suppliers and of its administration in relation to the evolution of the Companies and its markets of operation.

Except if otherwise expressly presented, as indicated in writing in specific notes or references, all data, previous information, market information, forecast, projection and assumptions, included, considered, used or presented in this Valuation Report are those presented by the Information Suppliers to BTG Pactual.

The information herein contained, related to the accountant position and financial position of the Companies and the Market, are those available on January 25th, 2011. Any changes in those positions can affect the results of this Valuation Report. The BTG Pactual does not assume any obligation of updating, reviewing or amending this Valuation Report, as result of disclosure of any subsequent information in relation to January 25th, 2011 or as result of any other subsequent event.

There is no guarantee that the assumptions, estimates, forecast, partial or total results or conclusion used or presented in this Valuation Report will be effectively reached or verified, in part or in whole. The future results of the Companies can be different from the results included in the forecast, and those results can be significant, as result of several factors, including, but not limited to, changes in the market conditions. The BTG Pactual does not assume any responsibility related to such differences.

This Valuation Report was generated according to the economic and market conditions, among others, available in da date of its elaboration, so the conclusion presented are subject to variations of several factors on which the BTG Pactual does not have any control.

The sum of individuals values presented in the Valuation Report can be different from the sum presented due to rounding of values.

To perform the work, the BTG Pactual adopted as assumption that all the governmental, regulatory approvals, or other of any nature, and exemption, amendments or renegotiation of any agreement necessary to the Transaction was or will be obtained, and no modification necessary to those acts will cause any adverse patrimonial impact to the Companies or reduce those the benefits targeted by the Transaction.

This Valuation Report was prepared in accordance to the Law 6404, December 15, 1976, and to the Instruction CVM 319, December 3, 1999, however it does not intends to be the only base to evaluate the Companies, therefore, the Valuation Report does not contain all the information necessary for such and consequently, does not represent, neither constitutes a proposal, solicitation, suggestion or recommendation by BTG Pactual.

The shareholders shall make its own analyses in relation to the convenience and to the opportunity of approving the Transaction, and shall consult its own financial, tax and legal advisors before take its own decision about the transaction, in a independently manner. The Valuation Report shall be read and interpreted according to the restrictions and qualifications prior mentioned. The reader shall take into account the restrictions and character of the information used.

Additional Statements and Information

This Valuation Report cannot be circulated, copied, published or used in any form, neither can be archived, include or referenced, in whole or in part, in any document, without a previous consent of BTG Pactual, the use of the Valuation Report is restricted to used described in the Instruction CVM 379/99

Valuations report of the Companies and sectors elaborated by other company, due to its autonomy, can consider different assumptions in different manner that was used in this Valuation Report and consequently, present results significantly different.

Banco BTG Pactual S.A.
Av. Brigadeiro Faria Lima, 3729 9th floor
São Paulo, SP – Brazil
Zip Code: 04538-133
Tel: +55 11 3383-2000

EXHIBIT   IV
TO THE

MANAGEMENT   PROPOSAL

PROPOSED WORK OF   THE EVALUATORS

-  4   -

CONFIDENTIAL

São Paulo,   January 4,  2011.

To

CONTAX   PARTICIPAÇÕES   S.A. Attn:   Mr.   Michel   Neves   Sarkis Subject:   Financial   Advisory  Proposal Dear   Sirs,

Following   our   recent   conversations,   Banco   BTG   Pactual   S.A.   (hereinafter   referred   to   as   “BTG

Pactual”)   is   honored   to   provide   Contax   Participações   S.A.   (“Company”   or   “Contax”)   with   this

financial   advisory   proposal   to   prepare   an   economic and   financial   valuation   of  Mobitel   S.A.   (“Dedic”)

within the scope   of   the merger of  Dedic   into Contax (“Transaction”).

This   proposal   is   divided   into   four   sections.   In   the   first   section   we   briefly   describe   the   services we propose   to   provide  within   the   scope   of   this instrument,   and   subsequently   we   suggest   a   remuneration to  be   paid   to   BTG   Pactual   in   case   this   proposal   is   accepted. In   the   third   section   of   this  proposal,   we present   the   terms   and   conditions   that   shall   govern   the   relationship   between BTG   Pactual   and   the Company   within   the   scope   of   this   proposal,   should   it   be   accepted,   and   finally,   we   present   a conclusion   in the  fourth   section.

1 SERVICES   TO   BE PROVIDED   BY   BTG   PACTUAL

BTG   Pactual  agrees   to   prepare   a   valuation   report   within   the   scope of  this   proposal,   so   as   to   identify, in  an   unbiased   and   trustworthy manner,   the   economic   value   of   Dedic   and   of   the   Company,   from   a financial   perspective,  as   well   as   to   describe   the   economic,   operational   and   financial   characteristics of Dedic  and   of   the   Company,   within   the   scope   of the  Transaction   (“Valuation   Report”).   For   that purpose,   BTG   Pactual   may   use   methodologies,   such   as:   (i)   present   value   discount   of   the   anticipated cash   flow, using   operational   premises   provided by  Dedic   and   by   the   Company;   (ii)   multiples   analyses of  companies   traded   in   net   markets,   such  as   stock exchange   market   value with regard   to   sales,   profit, operating   cash   flow,   EBITDA,   among   others;   and   (iii)   transactions   involving   the   purchase   and   sale of similar   companies   in Brazil   and abroad.   The   structure,   scope   and reach   of the  Valuation Report,   as well   as   its   extent,   form,   substance   and   presentation,   shall   be   those   usually   adopted   by   class   A financial   institutions,   and   they   shall   observe   the   regulations   currently   in   force   (including the regulations   issued   by   the   Brazilian   Securities   Commission — CVM).

2.  REMUNERATION TO  BE   PAID   TO   BTG   PACTUAL   FOR   THE   VALUATION REPORT

For   preparation   of   the   Valuation   Report,   BTG   Pactual   suggests the  Company   to   pay   a   fixed remuneration  (“Fixed   Remuneration”)   in   the   amount   of   one   hundred   thousand   reais (R$100,000.00), which   shall   be   paid within   up to  five   (5)   business   days   after   delivery   of   the   Valuation   Report.

According   to the  market   practices,   the remuneration   hereby   suggested   shall   be   paid   in Brazil,   in  Reais,

free   from   any   taxes   or   fees,   such   as   Social   Integration   Program,   or   PIS,   Social-Security   Contribution, or  COFINS,   and   Municipal   Services   Tax,   or   ISS.   Therefore,   the   Company   agrees   to   pay   the additional   amounts required  for   BTG   Pactual   to   receive   an   amount   equivalent   to   the   amount   that would   have   been   received   if  the   deductions   or payments   were   not  required (gross   up).

2.1.   Expenses

Regardless of  the   completion   of   the   Transaction, the  normal,   regular  and   reasonable   expenses incurred   with preparation   and   performance   of   the   Valuation   Report,   including,   without   limitation   to, travel,   transportation   and   lodging   expenses   and   other   expenses   required for   the   provision   of   the services hereby   proposed   and   which   are   proved   to   be   incurred   by   BTG   Pactual   shall   be   paid   by   the Company.   These   expenses   shall   be   reimbursed   within   up   to   five   (5)   days   after   the   date   of   receipt of the  reimbursement   request.

3.  GENERAL   ASPECTS

3.1.   Termination

After   acceptance   of   this   proposal,   the   provisions   hereof   shall   be   effective   and   binding   upon   the parties   for   a   term   of   twelve   (12)   months   as   from   the   date   hereof,   it   being   understood that  this instrument   may   be   terminated by  any   of   the   parties   by   means   of   written   notice   served   at   least   thirty (30)  days   in advance,   without   any   obligation or  lien   to  BTG   Pactual   and the  Company,   except   for:

(a)  immediate   reimbursement   by   the   Company   of   possible   expenses   and general   costs   proved to  have been   actually   incurred   by   BTG   Pactual   during   provision   of   the   services hereby   proposed   to   the   date of  termination   or  rescission;

(b)  payment by  the   Company   of   a   portion   of   the   Fixed   Remuneration, in  a   proportion   compatible with   the   works   performed   by  BTG   Pactual   until   the   date   of termination   or  rescission;   and

(a)  maintenance   of   the   validity   and   binding   character   of   the   obligations   established in  3.1. Termination,   3.2.   Confidentiality,   3.3.   Damages   and   3.5   Jurisdiction,   after   the   end   of   the   term   of effectiveness   hereof,   for   the   periods   established   in these  subsections.

3.2.  Confidentiality

The   Company   acknowledges that  the   Valuation   Report   shall   be   used   for   the   sole   purpose   of implementing   the   Transaction   and   may   only   be   provided   to   third   parties   within   the   scope   of   the Transaction   and   strictly   in   accordance   with   the   provisions   of   the   applicable   law.   The   Company further   acknowledges   that   only   the   final   version   of   the   Valuation   Report,   as   identified   by   BTG Pactual   in   writing,   may   be   used   for   purposes   of   the   Transaction.   All   other   documents,   opinions, suggestions,   recommendations,   projections,   rough   copies   and   drafts   prepared   or   sent   by   BTG Pactual   to   the   Company   within   the   scope   of   the   provision   of   services   hereby   proposed   shall   be limited   to   the   representatives of  the   Company   and   may   not   be   provided   to   third   parties   without the prior  and   express   consent   of   BTG   Pactual. None of  the parties   may provide   confidential   information to which   it   may   be   granted   access   within the scope   of   the   provision   of   the services   hereby   contracted to  third   parties   without   the   prior   written   consent of  the   other   party,   being   liable   for   the   breach   of secrecy and   use   of   such   information   outside   the   scope   of   this   work   and   in   accordance   with   the provisions   of   the   applicable   Brazilian   law,   except   if:   (a)   provision   of   such   information   is   required   by

the applicable   law, regulation   or  administrative,   governmental   or   court   order, or   (b)   such   information is  provided   to   its   representatives,   counsel,   accountants or  other   individuals   or   legal   entities   directly involved   in   the   development   of   the   Transaction,   always   in   the   ordinary   course   of   business, provided that  these   persons   are   aware   of   the   confidential character   of   such   information   and   agree   to   grant   it confidential   treatment   by   means   of   the   execution   of   a  confidentiality   agreement.

The   obligation   assumed   in   the   preceding   paragraph   shall   be   valid   for   a   term   of   twenty-four   (24)

months   as   from   the   date   hereof.

After   completion   of   the   Transaction,   BTG   Pactual   may   disclose   such   fact   to   third   parties,   as   well   as to  describe   the   services provided   within   the   scope   of   the   Transaction   by   means   of,   among   others, publication   of   advertisement in  newspapers   of   general   circulation   and   on   the   BTG   Pactual   internet page,   as  well   as   by including   this   fact   in rankings   of   mergers   and acquisitions.

3.3.  Damages

The   Company   agrees   that   BTG   Pactual   shall   not   be   liable   to   the   Company   or   to   any   other   person with   regard   to   matters that  in   any   way   relate   or   refer   to   this   proposal,   to   the   Valuation   Report   or   to the  Transaction,   subject   to  the  provisions   below,   and,   in  this  regard,   should   BTG   Pactual   be involved,   in   any   form   or   circumstance, in  any   claim,   complaint,   proceeding,   action,   litigation, arbitration   proceedings,   investigation or  inquiry   (“Litigation”)   with   regard   to   matters   that   in   any   way relate   or   refer   to   this   proposal,   to   the   Valuation   Report   or   to   the   Transaction,   or   which   result   from the  subject   matter   hereof,   including, without   limitation   to,   services  and   activities   relating   to   this proposal   that   were   provided   or   occurred before   the   date   of   this   proposal,   the   Company   agrees   to indemnify,   defend and   hold   BTG   Pactual harmless,   to   the   broadest   extent   permitted by  law,   against any   loss,   claim,   damage,   liability   and   expense   with   regard   to   any   Litigation,   except   if   a   final   and unappeallabe   order   is   issued   by   the   competent  authorities   declaring   that   these   losses,   claims, damages,   liabilities   and   expenses   have   exclusively   resulted   from   the   negligence   or   malice   of   BTG Pactual.   The   Company   shall   reimburse   BTG   Pactual   for   any   and   all   expenses,   including   legal,   court or  extrajudicial   expenses,   as   well   as   other   expenses,   such   as   any   possible   investigation   cost,   incurred by  BTG   Pactual   in   connection with   the   provisions  above.   The   obligations   relating   to   damages contemplated   herein   shall   remain   in   effect   even  after   delivery of  the   Valuation   Report   or   termination or  extinguishment   hereof.

The   Company   shall   not settle   any   claim   relating   to   a Litigation   where   damages   may   be   owed,   whether BTG   Pactual   is   a   party   or   potentially a  party   to   such   Litigation, without   the   prior   written   consent  of BTG   Pactual   (which   consent shall   not   be   unreasonably   withheld,   in   case   the   Litigation   involves   only the  payment   of   damages   in   Brazilian   currency),   except   if   such   settlement is  confidential   and   (i) includes   an unconditional   release   of BTG   Pactual   from all liabilities   in any   way   relating   to   or  resulting from   such   Litigation,   and (ii)  does   not include  any  confession   of noncompliance,   culpability   or failure to  act   by   or   with   regard   to   BTG   Pactual,   or   an   adverse   statement   on   the   reputation or  conduct   of BTG   Pactual.

The   Company   agrees that  BTG   Pactual   shall   not   be   liable   to   the  Company   or   to   any   other   person   in case   it   exercises any   right   or   claim   to   the   benefit   of   the   Company   or   with   regard   to   a   right   of   the Company,   which   relates   to   or   results   from   the   engagement of  BTG   Pactual   or   to   any   other   matter referred   to   in   this   proposal,   including,   without   limitation   to,   related   services and   activities   that   were provided   or   which have   occurred   before   the   date   of   this   proposal,   except   if   a   final   and   unappeallabe order   is   issued   by   the   competent   authorities   declaring   that   any   loss,   claim,   damage,   liability   or

expense   incurred   by   the   Company   have   exclusively   resulted   from   gross   negligence   or   malice   of   BTG Pactual   during performance   of the  services   contemplated   herein.

The   term   “BTG   Pactual”,   as   contemplated   herein,   includes   Banco   BTG   Pactual   S.A.   and   any and   all controlling  or   controlled companies,   their   managers,   current   and   former   officers,   employees  and agents   and   the   successors   and   assigns   of   all   aforementioned persons.   These   provisions   on   damages and   reimbursement   are   additional   and   supplementary  to  all   legal   provisions   otherwise  agreed between   the  parties.

3.4.  Information

The   Company   shall   provide   BTG  Pactual with certain   pieces   of   information,   as   reasonably   requested within  the   scope   of   this   proposal   (collectively,   the   “Information”).   The   Company   acknowledges and agrees   that   BTG  Pactual (a)  shall   use   and   primarily   trust  and   assume   as   accurate   the   Information   and information   usually   available   to   the   general   public   as   provided   by   recognized   sources during performance   of   the   services   contemplated   in   this   proposal,   without   carrying   out   any   independent verification, (b)  shall   not   be   responsible   for   the   accuracy,   completeness   or   reasonability   of   the Information   or   verification   thereof,   and   (c)   shall   not   analyze   the   (contingent or  other)   assets   or liabilities   of   Dedic   or of  the   Company.

BTG   Pactual   and   its   controlling   companies,   subsidiaries,   branches   and   affiliates   (collectively, the “BTG   Pactual   Group”)   provide   services   in   a   wide range  of   bank   transactions,   including   investment management,   corporate   finance   and   advisory   in   the   issuance of  bonds   and   securities, which   may conflict   with   the   interests and   obligations   resulting from   this   proposal.   No   information   obtained   or maintained   by   BTG   Pactual   or   by   the   BTG   Pactual   Group   with   regard   to   which,   for   some   reason, the  professionals   involved   in   the   provision   of   services contemplated in  this   proposal   are   granted access, shall   be   taken into  consideration   to   establish   the   liability   or   operation   of   BTG   Pactual within the  scope   of   this   instrument.   Neither   BTG   Pactual   nor   BTG   Pactual   Group   shall   be   required   to provide   the   Company  with   or   to   use   to   the   benefit of  the   Company   any   non-public information obtained  (i)   during   the   provision   of   services   to   any   third   party,   (ii)   during   its   participation   in   any transaction   in which   they   are involved   or (iii)   in the  ordinary course   of its  business.

The   Company   is   aware   that   other   individuals   or   legal   entities   that   have   any   conflict   of   interest   with the  Company   may   also   be   clients of  BTG   Pactual   and   that   BTG   Pactual may  provide   financial advisory   or other services   to  such   individuals   or legal   entities.

BTG   Pactual   shall   produce   the   Valuation   Report   within   up   to   twenty   (20)   business   days   as   from receipt   from   the   Company   of the  information required  and sufficient   for   preparation thereof.

3.5.  Jurisdiction

This   instrument   shall   be   governed   by   the   applicable   Brazilian   law,   and   the   parties   hereby   elect   the judicial   district   of   the   capital   city   of the   State   of São  Paulo   to   resolve   any   conflicts   hereunder.

3.6.  General   Provisions

Should  this   proposal   be   accepted, which   acceptance   shall   be   formalized   by   signature   of   the   field provided for   such   purpose,   the   provisions hereof   shall   be   binding   upon   BTG Pactual, the  Company and   their   respective   successors   for a  term   of   twelve   (12)   months  after   the date   of  acceptance,   or   for a

longer term  whenever   specifically   provided in this  instrument.

This   proposal   does   not   represent   any   commitment   to   satisfactorily   complete   and/or   to   ensure   a successful Transaction.   Completion   of   the   Transaction   shall   be   conditional   upon   several   factors, including   market   conditions.

BTG   Pactual   shall   not   provide   consulting   services to  the   Company   with   regard   to   legal,   tax, accounting   and/or   regulatory   matters,   for   which reason   it   shall   not   issue  any   opinion   on   any   of   these matters with   regard   to   the   Transaction   or   within   the   scope   of   preparation   of   the   Valuation   Report. For   this   reason,   the   Company   shall   contract   its   own   consultants   and/or   specialized   professionals, whom   it   will   trust   to   issue   independent   opinions and analyses   about these   matters.

This   instrument   represents   the   entire   agreement  between   the   parties,   superseding   any   other agreement   previously   reached   by   the   parties   with regard   to   preparation   of   the Valuation   Report.   This instrument   may   neither   be   changed   nor  amended   without   the prior  and   express   written   consent   of  all parties   or their   respective   successors.

Should  one   or   more   provisions   hereof,   wholly   or   in   part,   be   deemed invalid,   illegal   or   unenforceable for   any   reason,   in   any  aspect and   in   any   jurisdiction,   such   invalidity,   illegality   or   unenforceability  shall not  impair   any   other   provision   hereof,   wholly   or   in   part.   This   instrument   shall   be   construed, in  any jurisdiction,   as if  the invalid, illegal   or   unenforceable   provision,   wholly   or   in  part,   had   been   rephrased so   as   to   become   valid,   legal   and enforceable   to   the   extent   permitted   in such   jurisdiction.

This   instrument   shall   be   binding   upon   the   Company   and   BTG  Pactual   and   their   respective successors   and   assigns   and   upon   any   successor   or   assign   of   a   substantial   portion   of   the   business and/or   assets   of   the   Company   or of BTG   Pactual.

Except   to   the   extent   required   by   law   (and   confirmed   by   means   of   consultation and   approval   in   the form   and   substance   by   BTG   Pactual)   and   pursuant   to   the   provisions   of   subsection   3.2   above,   (i) BTG   Pactual’s   name,   (ii)   the   documents,   opinions,   suggestions,   recommendations,   projections   and all   other   documents prepared   by   BTG   Pactual   within   the   scope   of   the   provision   of   services   hereby contracted, including   the   Valuation   Report,   or   (iii)   the   terms   hereof   or   of   any   other   communication from   BTG   Pactual   relating   to   the   services provided by  BTG   Pactual  with   regard   to   the   provision   of services   hereby   described shall   neither   be   disclosed   nor   referred   to,   whether   orally   or   in   writing   or, with   regard   to   items   (ii)   and   (iii),   reproduced   or   disseminated by  the   Company   or   its   affiliates   or   any of  their   agents   without   the   prior   and express   formal   consent   of BTG   Pactual.

4.  CONCLUSION

BTG   Pactual   would   be   honored   to   be   contracted   to   prepare   the   Valuation   Report,   for   which purpose   it   will   allocate   qualified   professionals.

We   hope   this   proposal   meets   the   Company’s   expectations   and   remain   available   to   provide   any

additional information.

Should  you   agree   with   the   terms   hereof,   we   kindly   ask   you   to   return   a   signed   counterpart   hereof within   fifteen   (15)   days   after   the   date   of this   proposal.

We   remain   at   your service   for   any   additional clarifications.

Regards,

(sgd)   (sgd)

BANCO   BTG   PACTUAL   S.A.

Agreed:

(sgd)	(sgd)
CONTAX PARTICIPAÇÕES S.A.
Michel Sarkis	Sergio Luiz Toledo Piza
Chairman & CEO	Officer
Contax Participações S.A.	Contax Participações S/A

Witnesses:

1. (sgd)	2. (sgd)
Name: Fernanda Ortiz Silva	Name: Gabriel Fernando Barreti
ID (RG): 36.196.196-0-SSP/SP	ID (RG): 35.438.855-1
TAXPAYER CARD (CPF): 324.647.558-00	TAXPAYER CARD (CPF): 315.565.168-78

pgi/10470.doc

06/20/11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 05, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.